ASSET PURCHASE AGREEMENT

dated as of December 14, 2011

by and among

Alpha and Omega Semiconductor Limited,
Jireh Semiconductor Incorporated and
Integrated Device Technology, Inc.

ARTICLE I DEFINITIONS		1
1.1	Definitions.	1
1.2	Other Defined Terms.	6
ARTICLE II PURCHASE AND SALE		9
2.1	Purchase and Sale of the Purchased Assets.	9
2.2	Excluded Assets.	10
2.3	Assumed Liabilities.	10
2.4	Excluded Liabilities.	11
2.5	Purchase Price.	11
2.6	Purchase Price Adjustment.	12
2.7	Allocation.	13
2.8	Consents.	13
ARTICLE III CLOSING		14
3.1	Closing Date.	14
3.2	Deliveries by Seller at the Closing.	14
3.3	Deliveries by Buyer at the Closing.	15
3.4	Guarantee.	15
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF SELLER		15
4.1	Organization and Good Standing. .	16
4.2	Authority and Enforceability.	16
4.3	No Conflicts; Consents.	16
4.4	Equipment Part Inventory; Operational Inventory.	17
4.5	Taxes.	17
4.6	Compliance with Law.	18
4.7	Business Authorizations.	18
4.8	Title to Personal Properties.	19
4.9	Condition of Tangible Assets.	19
4.1	Real Property.	19
4.11	Intellectual Property.	20
4.12	Absence of Certain Changes or Events.	21
4.13	Contracts.	22
4.14	Sufficiency of Purchased Assets.	24

i

4.15	Litigation.	24
4.16	Employee Benefits.	24
4.17	Labor and Employment Matters.	25
4.18	Environmental.	26
4.19	Insurance.	29
4.2	Suppliers.	29
4.21	Brokers or Finders.	30
ARTICLE V REPRESENTATIONS AND WARRANTIES OF BUYER		30
5.1	Organization and Good Standing..	30
5.2	Authority and Enforceability.	30
5.3	No Conflicts; Consents.	31
5.4	Litigation.	31
5.5	Availability of Funds.	31
5.6	Brokers or Finders.	31
ARTICLE VI COVENANTS OF SELLER		31
6.1	Conduct of Business.	31
6.2	Negative Covenants.	32
6.3	Access to Information; Investigation.	33
6.4	Confidentiality.	34
6.5	Release of Liens.	34
6.6	Consents.	34
6.7	Notification of Certain Matters	34
6.8	Restrictive Covenants.	35
6.9	Exclusivity.	35
6.10	Vanderzanden Farms.	36
ARTICLE VII COVENANTS OF BUYER AND SELLER		36
7.1	Regulatory Approvals.	36
7.2	Public Announcements.	36
7.3	Employees.	37
7.4	Taxes.	39
7.5	Bulk Sales Laws.	39
7.6	Discharge of Business Obligations After Closing.	40

7.7	Access to Books and Records. .	40
7.8	Further Assurances.	40
ARTICLE VIII CONDITIONS TO CLOSING		40
8.1	Conditions to Obligations of Buyer and Seller.	40
8.2	Conditions to Obligation of Buyer.	41
8.3	Conditions to Obligation of Seller.	43
ARTICLE IX TERMINATION		44
9.1	Termination.	44
9.2	Effect of Termination.	45
9.3	Remedies.	45
ARTICLE X INDEMNIFICATION		45
10.1	Survival.	45
10.2	Indemnification by Seller.	46
10.3	Indemnification by Buyer.	47
10.4	Deduction of IDT Insurance Proceeds Received By AOS.	48
10.5	Indemnification Procedures for Third Party Claims.	48
10.6	Indemnification Procedures for Non-Third Party Claims.	50
10.7	Escrow Fund.	51
10.8	Contingent Claims.	51
10.9	Effect of Investigation; Waiver.	51
10.10	Remedies.	51
10.11	Limitation on Damages.	51
ARTICLE XI MISCELLANEOUS		52
11.1	Notices.	52
11.2	Amendments and Waivers.	53
11.3	Expenses.	53
11.4	Successors and Assigns	53
11.5	Governing Law.	54
11.6	Consent to Jurisdiction..	54
11.7	Counterparts.	54
11.8	Third Party Beneficiaries.	54
11.9	Entire Agreement.	55

11.10	Captions.	55
11.11	Severability.	55
11.12	Specific Performance.	55
11.13	Interpretation.	55

ASSET PURCHASE AGREEMENT
ASSET PURCHASE AGREEMENT, dated as of December 14, 2011 (the “Asset Purchase Agreement”), among Alpha and Omega Semiconductor Limited, a Bermuda limited liability exempted company (“Parent”), Jireh Semiconductor Incorporated, an Oregon corporation and wholly owned subsidiary of Parent (“Buyer”), and Integrated Device Technology, Inc., a Delaware corporation (“Seller”).
WHEREAS, Seller operates a 200mm semiconductor manufacturing facility at 3131 Northeast Brookwood Parkway, Hillsboro, Oregon, 97124-5303, USA (together with all Real Property, and all buildings, fixtures, structures, signage and improvements erected or located thereon, including production facility, in-house failure analysis and test facility and administrative offices and as further described on Schedule 1.1(a) (the “Facility”)); and
WHEREAS, the parties desire that Seller sell, assign, transfer, convey and deliver to Buyer, and that Buyer purchase and acquire from Seller, all of the right, title and interest of Seller in and to the Purchased Assets (as hereinafter defined), and that Buyer assume the Assumed Liabilities (as hereinafter defined), upon the terms and subject to the conditions of this Asset Purchase Agreement.
NOW, THEREFORE, in consideration of the foregoing premises and the respective representations and warranties, covenants and agreements contained herein, the parties hereto agree as follows:
ARTICLE I

DEFINITIONS
1.1     Definitions. When used in this Asset Purchase Agreement, the following terms shall have the meanings assigned to them in this Article I or in the applicable Section of this Asset Purchase Agreement to which reference is made in this Article I.
“Accounts Receivable” means (a) any trade accounts receivable and other rights to payment from customers of Seller and (b) any other account or note receivable of Seller, together with, in each case, the full benefit of any security interest of Seller therein.
“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling, controlled by or under common control with such specified Person; as used in this definition, “control” means the ownership of more than fifty percent (50%) of the voting securities or other voting interest of any Person (including attribution from related parties).
“Ancillary Agreements” means the Escrow Agreement, the Bill of Sale, the Assignment and Assumption Agreement, the Intellectual Property License Agreement, the Special Warranty Deed, and the other agreements, instruments and documents to be delivered at the Closing.

“Authorization” means any authorization, approval, consent, certificate, license, permit or franchise of or from any Governmental Entity or pursuant to any Law.
“Benefit Plan” means (a) any “employee benefit plan” as defined in ERISA Section 3(3), including any (i) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan (as defined in ERISA Section 3(2)), (ii) qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (iii) qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan (as defined in ERISA Section 3(37))) and (iv) Employee Welfare Benefit Plan (as defined in ERISA Section 3(1)) or material fringe benefit plan or program, or (b) material stock purchase, stock option, severance pay, employment, change-in-control, vacation pay, company awards, salary continuation, sick leave, excess benefit, bonus or other incentive compensation, life insurance, or other employee benefit plan, contract, program, policy or other arrangement, whether or not subject to ERISA.
“Books and Records” means books of account, general, financial, warranty and shipping records, invoices for Equipment Part Inventory and Operational Inventory, supplier lists, maintenance and operating records, and other documents, records and files, in each case solely as relating to the Purchased Assets, including employee and personnel records of the Transferred Employees (excluding, for the avoidance of doubt, Tax Books and Records of Seller or its Affiliates).
“Business Day” means a day other than a Saturday, Sunday or other day on which banks located in San Francisco, California are authorized or required by Law to close.
“Cap Amount” means an amount equal to $2,600,000.
“Capital Stock” means (a) in the case of a corporation, its shares of capital stock, (b) in the case of a partnership or limited liability company, its partnership or membership interests or units (whether general or limited), and (c) any other interest that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets, of the issuing entity.
“Charter Documents” means, with respect to any entity, the certificate of incorporation, the articles of incorporation, by-laws, articles of organization, limited liability company agreement, partnership agreement, formation agreement, joint venture agreement or other similar organizational documents of such entity (in each case, as amended).
“Code” means the Internal Revenue Code of 1986, as amended.
“Contract” means any written agreement, contract, license, lease, commitment, arrangement or understanding, including any purchase order to a supplier under which such supplier has not fully delivered and performed.
“Copyrights” means United States and foreign copyrights and rights under copyrights, whether registered or unregistered, together with any registrations and applications for registration thereof.

“Equipment” means machinery, fixtures, furniture, supplies, accessories, materials, equipment, parts, automobiles, tooling, tools, molds, office equipment, computers, telephones and all other items of tangible personal property, in each case solely as installed or used by Seller at the Facility.
“Equipment Part Inventory” means the Inventory utilized in the maintenance and repair of Equipment located at the Facility or held on consignment by third parties, other than those specifically listed as Excluded Assets.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“ERISA Affiliate” means any entity which is a member of a “controlled group of corporations” with, under “common control” with or a member of an “affiliated services group” with Seller, as defined in Section 414(b), (c), (m) or (o) of the Code.
“Facility Employee” means any individual specifically set forth on Schedule 1.1(b) and any additional individuals hired by Seller to work exclusively at the Facility.
“GAAP” means generally accepted accounting principles in the United States.
“Governmental Entity” means any entity or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to United States federal, state, local, or municipal government, foreign, international, multinational or other government, including any department, commission, board, agency, bureau, subdivision, instrumentality, official or other regulatory, administrative or judicial authority thereof, and any non-governmental regulatory body to the extent that the rules and regulations or orders of such body have the force of Law.
“Indebtedness” means any of the following: (a) any indebtedness for borrowed money, (b) any obligations evidenced by bonds, debentures, notes or other similar instruments, (c) any obligations to pay the deferred purchase price of property or services, except trade accounts payable and other current Liabilities arising in the Ordinary Course of Business, (d) any obligations as lessee under capitalized leases, (e) any indebtedness created or arising under any conditional sale or other title retention agreement with respect to acquired property, (f) any obligations, contingent or otherwise, under acceptance credit, letters of credit or similar facilities, and (g) any guaranty of any of the foregoing, in each case solely as applicable to the Purchased Assets.
“Indemnitee” means any Person that is seeking indemnification from an Indemnitor pursuant to the provisions of this Asset Purchase Agreement.
“Indemnitor” means any party hereto from which any Indemnitee is seeking indemnification pursuant to the provisions of this Asset Purchase Agreement.
“Intellectual Property Rights” means (a) Patents; (b) Copyrights; (c) Trademarks; (d) rights in databases and data collections (including knowledge databases, customer lists and customer databases) under the laws of the United States or any other jurisdiction, whether registered or unregistered, and any applications for registration therefor; (e) trade secrets and other rights in know-how and confidential or proprietary information (including any business plans, designs, technical data, customer data, financial information, pricing and cost information, bills of material or other similar information); (f) United States and foreign mask work rights and registrations and applications for registration thereof; (g) inventions (whether or not patentable) and improvements thereto; and (h) and all claims and causes of action arising out of or related to infringement or misappropriation of any of the foregoing.
“Inventory” means the raw materials, work-in-process, finished goods, supplies, spare parts and other inventories of Seller located at or used in the Facility.
“Knowledge” of Seller or any similar phrase means, with respect to any fact or matter, the actual knowledge of Richard Crowley (the Chief Financial Officer), Mike Hunter (the Vice President, Worldwide Manufacturing), Vince Tortolano (Vice President and General Counsel), and Jeng Lue (Director of Fab Operations), together with such knowledge that such individuals would reasonably be expected to discover after due investigation concerning the existence of the fact or matter in question.
“Law” means any statute, law (including common law), constitution, treaty, ordinance, code, order, decree, judgment, rule, regulation and any other binding requirement or determination of any Governmental Entity.
“Liabilities” means liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise.
“Licensed Intellectual Property” has the meaning as defined in the Intellectual Property License Agreement.
“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, adverse claim, encroachment or other encumbrance in respect of such property or asset.
“Operational Inventory” means all Inventory located at the Facility and which are not, or are not components of, work-in-progress or finished goods, other than Inventory specifically listed as Excluded Assets.
“Option Premium” means the option premium in the amount of five million Dollars ($5,000,000) paid by Buyer to Seller on October 1, 2010 pursuant to the Option Agreement.
“Order” means any award, injunction, judgment, decree, order, ruling, subpoena or verdict or other decision issued, promulgated or entered by or with any Governmental Entity of competent jurisdiction.
“Ordinary Course of Business” or “Ordinary Course” or any similar phrase shall mean the ordinary course of business in respect of the operation of the Purchased Assets at the Facility consistent with Seller’s past practice.
“Patents” means United States and foreign patents and patent applications and registered design and registered design applications and disclosures relating thereto (and any patents that issue as a result of those patent applications), and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, divisions and substitutions relating to any of the patents and patent applications.
“Permitted Liens” means (a) Liens for current Taxes not yet due and payable (or being contested in good faith and for which reserves have been established in accordance with GAAP), (b) purchase money liens and liens securing rental payments under operating lease arrangements set forth in Section 4.13 of the Seller Disclosure Schedule, (c) Liens that are immaterial in character, amount, and extent, (d) Liens which do not materially detract from the value or interfere with the present use of the Purchased Assets in any material respect, (e) Liens created by or resulting from the actions of Buyer and (f) Liens reflected on the title policies contemplated by Section 8.2(g) hereof.
“Person” means an individual, a corporation, a partnership, a limited liability company, a trust, an unincorporated association, a Governmental Entity or any other entity or body.
“Pre-Closing Environmental Liabilities” means Liabilities arising out of the ownership or operation of the Facility or use of the other Purchased Assets at any time on or prior to the Closing, in each case to the extent based upon or arising out of (i) Environmental Law, (ii) a failure to obtain, maintain or comply with any Environmental Permit, (iii) a Release of any Hazardous Substance, or (iv) the use, generation, storage, transportation, treatment, sale or other off-site disposal of Hazardous Substances.
“Software” shall mean computer software, programs and databases in any form, including web content, source code, executable code, tools, developers kits, utilities, graphical user interfaces, menus, images, icons, and forms, and all versions, updates, corrections, enhancements and modifications thereof, and all related documentation, developer notes, comments and annotations related thereto.
“Subsidiary” or “Subsidiaries” means, with respect to any party, any Person, of which (i) such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such Person is directly or indirectly owned or controlled by such party and/or by any one or more of its Subsidiaries.
“Tax” or “Taxes” means any and all federal, state, local, or foreign net or gross income, gross receipts, net proceeds, sales, use, ad valorem, value added, franchise, bank shares, withholding, payroll, employment, excise, property, deed, stamp, alternative or add-on minimum, environmental, profits, windfall profits, transaction, license, lease, service, service use, occupation, severance, energy, unemployment, social security, workers’ compensation, capital, premium, and other taxes, assessments, customs, duties, fees, levies, or other governmental charges of any nature whatever, whether disputed or not, together with any interest, penalties, additions to tax, or additional amounts with respect thereto.
“Tax Returns” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, required to be filed with any Taxing Authority.
“Taxing Authority” means any Governmental Entity having jurisdiction with respect to any Tax.
“Technology” shall mean tangible embodiments of the Intellectual Property Rights, whether in electronic, written or other media, including Software, technical documentation, specifications, product designs or layouts, product design technology, bills of material, build instructions, test reports, schematics, algorithms, integrated circuit topographies, design files, application programming interfaces, user interfaces, test vectors, reference designs, photomasks, mask sets, routines, formulae, databases, processes, prototypes, process technology recipes, manufacturing process flows, samples, studies or other know-how and other works of authorship.
“Trademarks” means United States and foreign trademarks, service marks, trade dress, logos, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof.
“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988.
“$” means United States dollars.
1.2    Other Defined Terms. The following terms have the meanings assigned to such terms in the Sections of the Asset Purchase Agreement set forth below:

Accounting Principles	2.6(a)(i)
Action	4.15(a)
Allocation Statement	2.7
Applicable Survival Period	10.1(d)
Asset Purchase Agreement	Preamble
Assigned Contracts	2.1(e)
Assignment and Assumption Agreement	3.2(c)
Assumed Liabilities	2.3
Base Amount	2.6(a)(ii)
Business Authorizations	4.7(a)
Buyer	Preamble

Buyer Closing Certificate	8.3(c)
Buyer Indemnitees	10.2(a)
Buyer Restricted Business	6.8(b)
Buyer Warranty Losses	10.2(b)
Cash Consideration	2.5(a)
CERCLA	4.18(a)(iv)
Closing	3.1
Closing Consideration	2.5(b)
Closing Date	3.1
Closing Equipment Part Inventory Amount	2.6(a)(iii)
Closing Equipment Part Inventory Statement	2.6(a)(iv)
COBRA	7.3(i)
Confidentiality Agreement	6.3
Consents	4.3(a)
Environment	4.18(a)(i)
Environmental Action	4.18(a)(ii)
Environmental Clean-up Site	4.18(a)(iii)
Environmental Laws	4.18(a)(iv)
Environmental Permit	4.18(a)(v)
Escrow Agent	3.3(a)
Escrow Agreement	3.2(a)
Escrow Fund	3.3(a)
Excluded Assets	2.2
Excluded Contracts	2.2(e)
Excluded Liabilities	2.4
Facility	Preamble
Hazardous Substances	4.18(a)(vi)
In-Bound Licenses	4.11(a)
Insured Real Properties	8.2(g)
Intellectual Property License Agreement	3.2(d)
Losses	10.2(a)
Material Contracts	4.13(b)

Noncompetition Period	6.8(a)
Notice of Claim	10.5(a)
Option Agreement	2.5(b)
Parent	Preamble
Personal Property	4.8(a)
Policies	4.19(a)
Post-Closing Tax Period	7.4(b)
Pre-Closing Tax Period	7.4(b)
Proposal	6.9(a)
Purchase Price	2.5(a)
Purchased Assets	2.1
Real Property	4.10(a)
Release	4.18(a)(vii)
Representatives	6.3
Restricted Contract	2.8(a)
Seller	Preamble
Seller Benefit Plans	4.16(a)
Seller Closing Certificate	8.2(c)
Seller Disclosure Schedule	Article IV
Seller Employees	7.3(f)
Seller Fundamental Covenants	10.2(c)
Seller Indemnitees	10.3(a)
Seller Restricted Business	6.8(a)
Seller Warranty Losses	10.3(b)
Special Warranty Deed	3.2(e)
Third Party Claim	10.5(a)
Third Party Defense	10.5(b)
Transferred Employees	7.3(b)
Transferred Vacation Benefits	7.3(c)
Vanderzanden Farms Termination	6.1

ARTICLE II

PURCHASE AND SALE
2.1    Purchase and Sale of the Purchased Assets. Upon the terms and subject to the conditions of this Asset Purchase Agreement, at the Closing, Seller shall sell, assign, transfer, convey and deliver to Buyer or a Subsidiary of Buyer designated by Buyer in writing to Seller not less than ten (10) Business Days prior to the Closing, and Buyer or such Subsidiary shall purchase, acquire and accept from Seller, free and clear of Liens except for Permitted Liens, the entire right, title and interest of Seller in, to and under all of (i) the tangible assets and properties located at the Facility, including the tangible assets and properties set forth below, and (ii) the intangible assets, properties and rights specifically listed below, in each case other than the Excluded Assets (the “Purchased Assets”):
(a)    the Facility;
(b)    all Equipment Part Inventory, including those listed on Schedule 2.1(b);
(c)    all Operational Inventory, including those listed on Schedule 2.1(c);
(d)    all Equipment, including those listed on Schedule 2.1(d);
(e)    all Contracts listed on Schedule 2.1(e) (the “Assigned Contracts”);
(f)    all Business Authorizations listed on Schedule 2.1(f);
(g)    all Books and Records;
(h)    all claims, causes of action, choses in action, rights of recovery and rights under all warranties, representations and guarantees made by suppliers of products, materials or equipment, or components thereof, to the extent exclusively arising from or relating to the other Purchased Assets or the Assumed Liabilities;
(i)    all insurance benefits, including rights and proceeds, to the extent exclusively arising from or relating to the other Purchased Assets or the Assumed Liabilities;
(j)    all prepaid expenses to the extent exclusively related to the Purchased Assets;
(k)    all security deposits, earnest deposits and all other forms of deposit or security placed with Seller for the performance of an Assigned Contract; and
(l)    the assets, properties and rights specifically set forth on Schedule 2.1(l).

2.2    Excluded Assets. The Purchased Assets do not include, and Seller is not selling, assigning, transferring, conveying or delivering, and neither Buyer nor any Subsidiary of Buyer is purchasing, acquiring or accepting from Seller any other assets, properties or rights set forth in this Section 2.2 (collectively, the “Excluded Assets”):
(a)    subject to Section 2.1(k) of this Asset Purchase Agreement, all cash, cash equivalents and bank accounts of Seller;
(b)    all Accounts Receivable;
(c)    all Inventory of Seller that is not Equipment Part Inventory and Operational Inventory;
(d)    all Intellectual Property Rights and Technology of Seller;
(e)    all Contracts that are not Assigned Contracts (the “Excluded Contracts”);
(f)    the corporate seals, Charter Documents, minute books, stock books, Tax Returns, books of account or other records having to do with the corporate organization or Taxes of Seller;
(g)    all Policies and, subject to Section 2.1(i) hereof, all rights and benefits thereunder;
(h)    the shares of Capital Stock of any Subsidiaries of Seller;
(i)    any Tax refunds or credits or any other Tax assets of Seller and its Affiliates;
(j)    the rights which accrue or will accrue to Seller under this Asset Purchase Agreement and the Ancillary Agreements; and
(k)    the assets, properties and rights specifically set forth on Schedule 2.2(k).
2.3    Assumed Liabilities. Upon the terms and subject to the conditions of this Asset Purchase Agreement, Buyer or a Subsidiary of Buyer designated by Buyer in writing to Seller not less than ten (10) Business Days prior to the Closing shall assume effective as of the Closing, and from and after the Closing Buyer or such Subsidiary shall pay, discharge or perform when due, as appropriate, only the following Liabilities of Seller (the “Assumed Liabilities”), and no other Liabilities:
(a)    all Liabilities in respect of the Assigned Contracts but only to the extent that such Liabilities thereunder are required to be performed after the Closing Date and do not relate to any failure to perform, improper performance, warranty or other breach, default or violation by Seller on or prior to the Closing; and
(b)    accrued vacation in respect of each Transferred Employees (up to a maximum of 80 hours per Transferred Employee), as listed in Section 4.17(d) of the Seller Disclosure Schedule.
2.4    Excluded Liabilities. Neither Buyer nor any of its Affiliates shall assume any Liabilities of Seller (such unassumed Liabilities, the “Excluded Liabilities”) other than those specifically set forth in Section 2.3. Without limiting the generality of the foregoing, in no event shall Buyer or any of its Affiliates assume or incur any Liability in respect of, and Seller shall remain bound by and liable for, and shall pay, discharge or perform when due, the following Liabilities of Seller:
(a)    all Liabilities for Taxes of Seller or any Affiliate of Seller, including Taxes of Seller or any Affiliate of Seller relating to the Purchased Assets for any Pre-Closing Tax Period, other than as provided in Section 7.4;
(b)    all Liabilities in respect of the Excluded Contracts and other Excluded Assets;
(c)    all product Liability, warranty and similar claims for damages or injury to person or property, claims of infringement of Intellectual Property Rights and all other Liabilities, regardless of when made or asserted, which arise out of or are based upon any events occurring or actions taken or omitted to be taken by Seller, or otherwise arising out of or incurred in connection with the use or operation of the Purchased Assets, on or before the Closing Date;
(d)    all Pre-Closing Environmental Liabilities;
(e)    all Indebtedness related to the Purchased Assets;
(f)    all Liabilities under Seller Benefit Plans except as provided in Section 2.3(b); and
(g)    all Liabilities arising out of or incurred in connection with the negotiation, preparation and execution of this Asset Purchase Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby, including Taxes and fees and expenses of counsel, accountants and other experts.
2.5    Purchase Price.
(a)    The consideration to be paid by Buyer to Seller for the Purchased Assets (the “Purchase Price”) shall be (i) twenty-six million Dollars ($26,000,000) (the “Cash Consideration”), subject to adjustment as set forth in Section 2.6, and (ii) the assumption of the Assumed Liabilities.
(b)    In the event that Buyer exercised its option to acquire the Purchased Assets on or prior to 11:59 p.m. Pacific time on November 15, 2011, pursuant to the Option Agreement (the “Option Agreement”) dated as of October 1, 2010, by and between Buyer and Seller, the Option Premium paid to Seller shall be credited against the Purchase Price. The amount of the Cash Consideration payable at the Closing (the “Closing Consideration”) shall be equal to the Cash Consideration less than the Option Premium.
2.6    Purchase Price Adjustment.
(a)    For purposes of this Section 2.6, the following terms shall have the meanings assigned to them in this Section 2.6(a):
(i)    “Accounting Principles” means GAAP applied on a basis consistent with its application in the preparation of the financial information of the Seller.
(ii)    “Base Amount” means the average month-end stock value of the Equipment Part Inventory for the first nine months of 2010, calculated by aggregating the simple moving average of the purchase price of individual line items of Equipment Part Inventory.
(iii)    “Closing Equipment Part Inventory Amount” means the aggregate dollar amount of Equipment Part Inventory, net of applicable reserves, as of the date two (2) Business Days prior to the Closing Date, calculated in accordance with the Accounting Principles.
(iv)    “Closing Equipment Part Inventory Statement” means an unaudited statement of Closing Equipment Part Inventory Amount that is prepared in accordance with the Accounting Principles.
(b)    Within five (5) Business Days, but not less than two (2) Business Days prior to the Closing Date, Buyer shall have conducted, or at Buyer’s option shall have caused a third party to conduct, a physical inventory for purposes of preparing the Closing Equipment Part Inventory Statement. Seller shall provide reasonable access during normal business hours to Buyer to Seller’s facilities for the purpose of preparing the Closing Equipment Part Inventory Statement. Seller and its Representatives shall have the right to observe the taking of such physical inventory and Buyer and the Seller shall cooperate in good faith with respect to any such physical inventory. Subject to the consent of the Seller with respect to the amount of the Closing Equipment Part Inventory Amount, such consent not to be unreasonably withheld or delayed, no later than two (2) Business Days prior to the Closing Date, Buyer will prepare, or cause to be prepared, and deliver to Seller the Closing Equipment Part Inventory Statement which shall set forth the calculation of the Closing Equipment Part Inventory Amount as mutually agreed by Buyer and the Seller.
(c)    The Equipment Part Inventory shall be valued at Seller’s average purchase cost for each item.
(d)    The Purchase Price shall be adjusted as follows: (i) if the Closing Equipment Part Inventory Amount is less than the Base Amount, the Cash Consideration shall be reduced by the absolute value of the difference between the Base Amount and the Closing Equipment Part Inventory Amount; or (ii) if the Closing Equipment Part Inventory Amount is greater than the Base Amount, the Cash Consideration shall be increased by absolute value of the difference between the Base Amount and the Closing Equipment Part Inventory Amount.
2.7    Allocation. Within 30 days following the Closing, Buyer shall deliver to Seller an allocation statement setting forth the allocation of the Purchase Price (which, for the avoidance of doubt, shall include the Option Premium credited against the Purchase Price for purposes of this Section 2.7) for Tax purposes, which allocation shall be agreed upon by the Parties (as agreed and as may be revised pursuant to the last sentence of this Section 2.7, the “Allocation Statement”). Except as otherwise required by Law, Buyer and Seller shall file all Tax Returns (such as IRS Form 8594 or any other forms or reports required to be filed pursuant to Section 1060 of the Code, if applicable, or any comparable provisions of Law) in a manner that is consistent with the Allocation Statement and refrain from taking any action inconsistent therewith. Buyer and Seller agree to treat any payments made pursuant to the indemnification provisions of this Asset Purchase Agreement as an adjustment to the Purchase Price for Tax purposes.
2.8    Consents.
(a)    Notwithstanding anything in this Asset Purchase Agreement to the contrary, this Asset Purchase Agreement shall not constitute an agreement to sell, assign, transfer, convey or deliver any Purchased Asset or any benefit arising under or resulting from such Purchased Asset if the sale, assignment, transfer, conveyance or delivery thereof, without the Consent of a third party, (i) would constitute a breach or other contravention of the rights of such third party, (ii) would be ineffective with respect to any party to a Contract concerning such Purchased Asset, or (iii) would, upon transfer, in any way adversely affect the rights of Buyer under such Purchased Asset. If the sale, assignment, transfer, conveyance or delivery by Seller to, or any assumption by Buyer of, any interest in, or Liability under, any Purchased Asset requires the Consent of a third party, then such sale, assignment, transfer, conveyance, delivery or assumption shall be subject to such Consent being obtained. Without limiting Section 2.8(b), to the extent any Assigned Contract may not be assigned to Buyer by reason of the absence of any such Consent (“Restricted Contract”), Buyer shall not be required to assume any Assumed Liabilities arising under such Restricted Contract.
(b)    To the extent that any Consent in respect of a Restricted Contract or any other Purchased Asset shall not have been obtained on or before the Closing Date, Buyer may elect to proceed with the Closing, in which case, Seller shall for a period of up to ninety (90) days following the Closing Date continue to use reasonable best efforts to obtain any such Consent after the Closing Date. Seller shall for a period of up to ninety (90) days following the Closing Date cooperate with Buyer in any economically feasible arrangement proposed by Buyer to provide that Buyer shall receive the interest of Seller in the benefits under such Restricted Contract or other Purchased Asset. As soon as a Consent for the sale, assignment, transfer, conveyance, delivery or assumption of a Restricted Contract or other Purchased Asset is obtained, Seller shall promptly assign, transfer, convey and deliver such Restricted Contract or Purchased Asset to Buyer, and Buyer shall assume the Assumed Liabilities under any such Restricted Contract from and after the date of assignment to Buyer pursuant to a special-purpose assignment and assumption agreement substantially similar in terms to those of the

Assignment and Assumption Agreement.
(c)    Nothing contained in this Section 2.8 or elsewhere in this Asset Purchase Agreement shall be deemed a waiver by Buyer of its right to have received on the Closing Date an effective assignment of all of the Purchased Assets or of the covenant of Seller to obtain all Consents, nor shall this Section 2.8 or any other provision of this Asset Purchase Agreement be deemed to constitute an agreement to exclude from the Purchased Assets any Assigned Contracts or other Purchased Asset as to which a Consent may be necessary.
ARTICLE III

CLOSING
3.1    Closing Date. The closing of the Transactions contemplated by this Asset Purchase Agreement (the “Closing”) shall take place at the offices of Morgan, Lewis & Bockius LLP, 2 Palo Alto Square, Suite 700, 3000 El Camino Real, Palo Alto, California 94306, at 10:00 a.m. on a date to be specified by the parties which shall be no later than two (2) Business Days after satisfaction (or waiver as provided herein) of the conditions set forth in Article VIII (other than those conditions that by their nature will be satisfied at the Closing), unless another time, date and/or place is agreed to in writing by the parties. The date on which the Closing occurs is referred to in this Asset Purchase Agreement as the “Closing Date.”
3.2    Deliveries by Seller at the Closing. At the Closing, Seller shall deliver to Buyer the following:
(a)    an Escrow Agreement in a form reasonably satisfactory to the parties (the “Escrow Agreement”), duly executed by Seller;
(b)    a Bill of Sale in a form reasonably satisfactory to the parties, duly executed by Seller;
(c)    an Assignment and Assumption Agreement in a form reasonably satisfactory to the parties (the “Assignment and Assumption Agreement”), duly executed by Seller;
(d)    an Intellectual Property License Agreement in the form of Exhibit A (the “Intellectual Property License Agreement”) hereto duly executed by Seller;
(e)    with respect to each parcel of Real Property, a special warranty deed (the “Special Warranty Deed”) in a form reasonably satisfactory to the parties, duly executed by Seller;
(f)    such other good and sufficient instruments of transfer as Buyer reasonably deems necessary and appropriate to vest in Buyer all right, title and interest in, to and under the Purchased Assets;
(g)    the Seller Closing Certificate; and

(h)    a completed certification of non-foreign status pursuant to Section 1.1445-2(b)(2) of the Treasury regulations duly executed by Seller.
3.3    Deliveries by Buyer at the Closing. At the Closing, Buyer shall deliver to Seller the following:
(a)    Buyer shall pay the Closing Consideration as follows (i) an amount equal to $2,600,000 (the “Escrow Fund”) to U.S. Bank National Association as escrow agent (the “Escrow Agent”) pursuant to the Escrow Agreement to secure indemnification obligations of Seller set forth in this Asset Purchase Agreement, and (ii) an amount equal to the Closing Consideration less than the Escrow Fund by wire transfer to an account of Seller designated in writing by Seller to Buyer no later than three (3) Business Days prior to the Closing Date;
(b)    the Escrow Agreement duly executed by Buyer or its designee;
(c)    the Assignment and Assumption Agreement duly executed by Buyer or its designee;
(d)    the Intellectual Property License Agreement duly executed by Buyer or its designee; and
(e)    the Buyer Closing Certificate.
3.4    Guarantee. Subject to the terms hereof, Parent hereby unconditionally and irrevocably guarantees to Seller and its Affiliates, as primary obligor and not merely as a surety, (a) the due and punctual performance and observance by Buyer of each term, provision and condition binding upon Buyer pursuant to this Asset Purchase Agreement and each Ancillary Agreement and (b) the due, punctual and full payment (when and as the same may become due and payable) of each amount that Buyer is or may become obligated to pay under or pursuant to this Asset Purchase Agreement and each Ancillary Agreement, in accordance with the terms thereof, by acceleration or otherwise without offset or deduction.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER
Seller represents and warrants to Buyer as of the date hereof that the statements contained in this Article IV are true and correct, except as set forth in the disclosure schedule dated and delivered as of the date hereof by Seller to Buyer (the “Seller Disclosure Schedule”), which is attached to this Asset Purchase Agreement and is designated therein as being the Seller Disclosure Schedule. The Seller Disclosure Schedule shall be arranged in paragraphs corresponding to each representation and warranty set forth in this Article IV. Each exception to a representation and warranty set forth in the Seller Disclosure Schedule shall qualify the specific representation and warranty which is referenced in the applicable paragraph of the Seller Disclosure Schedule, and other applicable representations and warranties contained herein to the extent the relevance of such exception or qualification as an exception or qualification to (or a disclosure for purposes of) such other representations or warranties is readily apparent on its face from a reading of the Seller Disclosure Schedule. Nothing in the Seller Disclosure Schedule is intended to broaden the scope of any representation or warranty of Seller contained in this Asset Purchase Agreement.
4.1    Organization and Good Standing. Seller is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, has all requisite corporate power to own, lease and operate the Purchased Assets and is duly qualified to do business and is in good standing in the State of Oregon.
4.2    Authority and Enforceability.
(a)    Seller has the requisite corporate power and authority to enter into this Asset Purchase Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Asset Purchase Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Seller. Seller has duly executed and delivered this Asset Purchase Agreement. This Asset Purchase Agreement constitutes the valid and binding obligation of Seller, enforceable against it in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally, and (ii) the availability of injunctive relief and other equitable remedies.
(b)    Seller has the requisite corporate power and authority to enter into each Ancillary Agreement and to consummate the transactions contemplated thereby. The execution and delivery by Seller of each Ancillary Agreement and the consummation of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of Seller. On or prior to the Closing, Seller will have duly executed and delivered each Ancillary Agreement. Upon execution and delivery of the Ancillary Agreements by Seller, the Ancillary Agreements will constitute the valid and binding obligation of Seller, enforceable against it in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally, and (ii) the availability of injunctive relief and other equitable remedies. The Ancillary Agreements will effectively vest in Buyer good, valid and marketable title to all the Purchased Assets free and clear of all Liens, other than Permitted Liens.
4.3    No Conflicts; Consents.
(a)    The execution and delivery of this Asset Purchase Agreement by Seller do not, and the execution and delivery of each Ancillary Agreement by Seller, the performance by Seller of its obligations hereunder and thereunder and the consummation by Seller of the transactions contemplated hereby and thereby (in each case, with or without the giving of notice or lapse of time, or both), will not, directly or indirectly, (i) violate the provisions of any of Seller’s Charter Documents, (ii) violate or constitute a default, an event of default or an event creating rights of acceleration, termination or cancellation, imposition of additional material obligations or loss of material rights under any Assigned Contract by which the Facility or the

Purchased Assets are bound, (iii) violate or conflict in any material respect with any Law, Authorization or Order applicable to Seller, or (iv) result in the creation of any Liens (other than Permitted Liens) upon the Facility or any of the Purchased Assets. Section 4.3(a) of the Seller Disclosure Schedule sets forth all consents, waivers and other approvals that are required in connection with the transactions contemplated by this Asset Purchase Agreement for the effective assignment to and assumption by Buyer of any Assigned Contract to which Seller is a party (collectively, “Consents”).
(b)    No material Authorization or Order of, registration, declaration or filing with, or notice to, any Governmental Entity or other Person, is required by or with respect to Seller in connection with the execution and delivery of this Asset Purchase Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby.
4.4    Equipment Part Inventory; Operational Inventory. Schedule 4.4 of the Seller Disclosure Schedule sets forth the Equipment Part Inventory and Operational Inventory and the stock value of the Equipment Part Inventory for the first nine months of 2010 (calculated by aggregating the simple moving average of the purchase price of individual line items of Equipment Part Inventory), subject to repair and replacement in the Ordinary Course of Business. Except for Inventory consigned to Seller by Buyer, each item of the Equipment Part Inventory and Operational Inventory is to Seller’s Knowledge, free of any material defect or other deficiency. All of such Equipment Part Inventory and Operational Inventory is located at the Facility and no such Equipment Part Inventory or Operational Inventory is held on a consignment basis except for that received from or on behalf of Buyer.
4.5    Taxes.
(a)    To the extent that the breach of the following would reasonably be expected to result in any liability of Buyer for Taxes: (i) Seller has timely filed all Tax Returns that were required to be filed; (ii) all such Tax Returns were complete and correct in all material respects; (iii) all Taxes owed by Seller (whether or not shown on any Tax Return) have been timely paid; (iv) Seller is not currently the beneficiary of any extension of time within which to file any Tax Return; and (v) Seller has not received any written notice of any action or audit now proposed or threatened or pending against, or with respect to Seller in respect of any Taxes.
(b)    There are no Liens for Taxes on any of the Purchased Assets other than Permitted Liens. Seller has withheld and timely paid all Taxes required to have been withheld and paid with respect to the Purchased Assets, and all material Tax reporting requirements associated with such Taxes have been satisfied.
(c)    To the extent that a breach of the following would reasonably be expected to result in any liability of Buyer for Taxes, (i) Seller has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, or other third party, and (ii) all material Tax reporting requirements with respect thereto have been satisfied.
(d)    In each case with respect to the Purchased Assets, (i) there is no dispute or claim concerning any Liability for Taxes with respect to Seller for which written notice has been provided, or which is asserted or threatened in writing, and (ii) Seller has not waived (or is subject to a waiver of) any statute of limitations in respect of Taxes or has not agreed to (or is subject to) any extension of time with respect to a Tax assessment or deficiency.
(e)    Seller is a “United States person” within the meaning of Section 7701(a)(30) of the Code.
(f)    Seller is not a party to or bound by any Tax indemnity agreement, Tax sharing agreement or similar Contract that would become binding upon Buyer upon completion of the transactions contemplated by this Asset Purchase Agreement.
4.6    Compliance with Law.
(a)    Since January 1, 2009, Seller has used and operated the Purchased Assets in compliance in all material respects with all applicable Laws.
(b)    To Seller’s knowledge, no event has occurred and no circumstances exist that (with or without the passage of time or the giving of notice) would reasonably be expected to result in a material violation of, conflict with or failure on the part of Seller to operate the Purchased Assets in material compliance with, any applicable Law. Since January 1, 2009, Seller has not received written notice regarding any violation of, conflict with, or failure to operate the Purchased Assets in compliance with, any applicable Law.
4.7    Business Authorizations.
(a)    Seller has all material Authorizations required under applicable Law with respect to the operation or ownership of the Purchased Assets as currently operated or owned by Seller (the “Business Authorizations”). Seller owns or possesses such Business Authorizations free and clear of all Liens other than Permitted Liens. Such Business Authorizations are valid and in full force and effect. All Business Authorizations are listed in the Seller Disclosure Schedule.
(b)    To Seller’s Knowledge, no event has occurred and no circumstances exist that (with or without the passage of time or the giving of notice) may result in a material violation of, conflict with, failure on the part of Seller to comply with the terms of, or the revocation, withdrawal, termination, cancellation, suspension or modification of any Business Authorization. Seller has not received written notice regarding any violation of, conflict with, failure to comply with the terms of, or any revocation, withdrawal, termination, cancellation, suspension or modification of, any such Business Authorization. To Seller’s Knowledge, Seller is not in material default, nor has Seller received written notice of any claim of material default, with respect to any Business Authorization.
(c)    No Person other than Seller owns or has any proprietary, financial or other interest (direct or indirect) in any Business Authorization

4.8    Title to Personal Properties.
(a)    The Seller Disclosure Schedule sets forth a complete and accurate list of all personal properties and assets that are included in the Purchased Assets (“Personal Property”) with a current fair market value in excess of $30,000, specifying whether such Personal Property is owned or leased and, in the case of leased assets, indicating the parties to, execution dates of and annual payments under, the lease.
(b)    With respect to Personal Property that it purports to own (other than Inventory sold in the Ordinary Course of Business since the date thereof), Seller has good and marketable title to all such Personal Property, free and clear of all Liens except for Permitted Liens.
(c)    All leases under which Personal Property is leased are in full force and effect in accordance with its terms, and Seller is not, to Seller’s Knowledge, is in breach of any of the terms of any such lease.
4.9    Condition of Tangible Assets. To Seller’s Knowledge, all Purchased Assets that are tangible property are in good operating condition and repair (subject to normal wear and tear given the use and age of such assets).
4.10    Real Property.
(a)    The Seller Disclosure Schedule contains a list of all real property and interests in real property owned in fee by Seller that constitutes part of the Facility (the “Real Property”). Seller does not lease any real property that constitutes part of the Facility.
(b)    With respect to each parcel of Real Property:
(i)    Seller has good and marketable title to each such parcel of Real Property free and clear of all Liens, except (A) Permitted Liens and (B) zoning and building restrictions, easements, covenants, rights‑of‑way and other similar restrictions of record, none of which impairs the current use of such Real Property in any material respect.
(ii)    Seller has provided to Buyer copies of the deed by which Seller acquired each parcel of Real Property, and copies of the most recent title insurance policy and survey in the possession of Seller (if any) with respect to such parcels.
(iii)    There are no outstanding options or rights of first refusal to purchase such parcel of Real Property, or any portion thereof or interest therein.
(c)    The Real Property is not currently in violation of any zoning ordinance, in any material respect.
(d)    No Governmental Entity having the power of eminent domain over the

Real Property has commenced or, to Seller’s Knowledge, intends to exercise the power of eminent domain or a similar power with respect to all or any part of the Real Property. There are no pending or, to Seller’s Knowledge, threatened condemnation, building, zoning or other land use regulatory proceedings relating to any portion of the Real Property which would reasonably be expected to adversely effect in any material respect the current use, occupancy or value thereof. Seller has not received notice of any pending or threatened special assessment proceedings affecting any portion of the Real Property.
(e)    Seller has not received any written notice of any material violation of any Laws or administrative or judicial orders (including those relating to hazardous materials) affecting or regarding the Real Property.
(f)    Seller has legal rights of ingress and egress to and from all Real Property from and to the Facility to a public street.
(g)    No Person other than Seller is in possession of any of the Real Property or any portion thereof, and there are no leases, subleases, licenses, concessions or other agreements, written or oral, granting to any Person other than Seller the right of use or occupancy of the Real Property or any portion thereof.
(h)    All water, sewer, gas, electric, telephone and drainage facilities, and all other utilities required by any Law or currently used in the operation of the Facility are installed to the property lines of the Real Property (taken as a whole).
4.11    Intellectual Property.
(a)    The Seller Disclosure Schedule lists all licenses, sublicenses and other agreements (“In-Bound Licenses”) pursuant to which a third party authorizes Seller to use, practice any rights under, or grant sublicenses with respect to, any Intellectual Property Rights or Technology owned by a third party and used by Seller at the Facility, other than In-Bound Licenses that consist solely of “shrink-wrap” and similar commercially available end-user licenses, and, with respect to each In-Bound License, whether the In-Bound License is exclusive or non-exclusive.
(b)    Seller represents and warrants that it possesses the rights necessary to enter into and perform its obligations under the Intellectual Property License Agreement.
(c)    To Seller’s knowledge and except for uses that apply solely to Seller-proprietary products, by operating the Facility and using the other Purchased Assets and Licensed Intellectual Property to manufacture Seller-proprietary semiconductor devices, Seller has not infringed and is not infringing upon, or otherwise unlawfully used or uses, any Intellectual Property Rights of a third party. Since January 1, 2009, and except as set forth in Section 4.11(c) of the Seller Disclosure Schedule or with respect to claims solely related to Seller-proprietary products, Seller has not received any communication alleging that Seller has violated or, by operating the Facility and using the other Purchased Assets to manufacture Seller-proprietary semiconductor devices, would violate, any Intellectual Property Rights of a third party.
(d)    To Seller’s Knowledge, no Facility Employee has been or is, by performing services related to Seller’s operation of the Facility and use of the other Purchased Assets to manufacture Seller-proprietary semiconductor devices, in violation of any term of any employment, invention disclosure or assignment, confidentiality or noncompetition agreement or other restrictive covenant or any Order.
(e)    The execution and delivery of this Asset Purchase Agreement by Seller does not, and the consummation of the transactions contemplated hereby (in each case, with or without the giving of notice or lapse of time, or both), will not, directly or indirectly, result in the loss or impairment of, or give rise to any right of any third party to terminate or reprice or otherwise renegotiate any of the In-Bound Licenses, nor require the consent of any Governmental Entity or other third party in respect of any such In-Bound Licenses.
(f)    To Seller’s Knowledge, the Software and other information technology used to operate the Facility and that will be included as a Purchased Asset or that constitutes Licensed Intellectual Property under the Intellectual Property License Agreement (i) are configured and maintained to mitigate the effects of viruses and do not contain Trojan horses or other malicious code and (ii) have not suffered any material error, breakdown, failure, or security breach in the last twenty-four months that has caused material disruption or damage to the Facility or the use of the other Purchased Assets to manufacture Seller-proprietary semiconductor devices or that was potentially reportable to any Governmental Entity.
(g)    Seller is in possession of and the Buyer will receive such working copies of all Software included in the Purchased Assets or that constitutes Licensed Intellectual Property licensed to Seller under the Intellectual Property License Agreement, including, object and (for Software owned by or exclusively licensed to any Acquired Company) source code, and all related manuals and other documentation, as included in the Purchased Assets or Licensed Intellectual Property.
4.12    Absence of Certain Changes or Events. From the date of Seller’s most recent balance sheet filed with the Securities and Exchange Commission on or prior to the date of this Asset Purchase Agreement to the Closing Date:
(a)    there has not been any material adverse change in the condition of the Purchased Assets, except as set forth in Section 4.12(a) of the Seller Disclosure Schedule;
(b)    Seller has not amended or changed, or proposed to amend or change, its Charter Documents in a manner that would reasonably be expected to delay the consummation of the transactions contemplated by this Asset Purchase Agreement;
(c)    Seller has not (i) increased or modified the compensation or benefits payable or to become payable by Seller to any current or former directors, employees, consultants or contractors engaged in the operation of the Facility in any material respect, (ii) increased or modified any Benefit Plan made to, for or with any current or former directors, employees, consultants or contractors engaged in the operation of the Facility, or (iii) entered into any employment, severance or termination agreement regarding any of the Transferred Employees;
(d)    Seller has not sold, leased, transferred or assigned any Purchased Assets, except for (i) the sale of Inventory other than Equipment Part Inventory and Operational Inventory, (ii) the sale of obsolete Equipment, in each case in the Ordinary Course of the Business, and (iii) except as set forth in Section 4.12(d) of the Seller Disclosure Schedule;
(e)    Seller has not removed or disposed of any Equipment, except as set forth in Section 4.12(e) of the Seller Disclosure Schedule;
(f)    Seller has not mortgaged, pledged or subjected to Liens any Purchased Assets, except for Liens arising under lease financing arrangements existing as of the date of Seller’s most recent balance sheet filed with the Securities and Exchange Commission on or prior to the date of this Asset Purchase Agreement, Permitted Liens and Liens set forth in Section 4.12(f) of the Seller Disclosure Schedule;
(g)    Seller has not entered into, amended, modified, canceled or waived any rights under, any Material Contract and no Material Contract has been terminated or cancelled, except for in the Ordinary Course of the Business or as set forth in Section 4.12(g) of the Seller Disclosure Schedule;
(h)    there has not been any material labor dispute, other than individual grievances, or to the Knowledge of Seller, any activity or proceeding by a labor union or representative thereof to organize any Facility Employee;
(i)    Seller has not agreed, or entered into any arrangement, to take any action which, if taken prior to the date hereof, would have made any representation or warranty set forth in this Article IV as qualified by the Seller Disclosure Schedule materially untrue or incorrect as of the date when made;
(j)    there has not been any material damage, destruction or loss with respect to the Purchased Assets, whether or not covered by insurance; and
(k)    Seller has not agreed, whether in writing or otherwise, to do any of the foregoing.
4.13    Contracts.
(a)    Except as set forth in Section 4.13(a) of the Seller Disclosure Schedule, Seller is not a party to, or bound by any Contract that is, in each case related to the Purchased Assets but not solely related to Seller-proprietary products, and is in effect as of the date of this Asset Purchase Agreement:
(i)    a Contract or series of related Contracts for the purchase of materials, supplies, goods, services, equipment or other assets that involves (A) annual payments by Seller of $30,000 or more, or (B) aggregate payments by Seller of $30,000 or more;
(ii)    a Contract or series of related Contracts for the sale by Seller of (A) materials, supplies, goods, services, equipment or other assets, that involves a specified annual minimum dollar sales amount of $30,000 or more, or (B) pursuant to which Seller received payments of more than $30,000 in the year ended December 31 of the last full fiscal year prior to the date of this Agreement;
(iii)    a Contract that requires Seller to purchase its total requirements of any product or service from a third party or that contains “take or pay” provisions;
(iv)    a Contract or series of related Contracts that (A) continues over a period of more than one (1) year from the date hereof or (B) involves payments to or by Seller exceeding $30,000, other than arrangements disclosed pursuant to the preceding paragraphs (i) and (ii);
(v)    a partnership, joint venture or similar Contract;
(vi)    a distribution, dealer, representative or sales agency Contract;
(vii)    a Contract for the lease of personal property which provides for payments to or by Seller in any one case of $30,000 or more annually or $30,000 or more over the term of the Contract;
(viii)    a Contract which provides for the indemnification by Seller of any Person, the undertaking by Seller to be responsible for consequential damages, or the assumption by any member of Seller of any material Tax, environmental or other Liability;
(ix)    a Contract which restrains the ability of Seller to engage or compete in any manner or in any business in a manner that would reasonably be expected to have a material adverse effect on the Purchased Assets as currently used by Seller;
(x)    an In-Bound License;
(xi)    a Contract relating to the acquisition by another Person or disposition to another Person of a material portion of the Purchased Assets (whether by merger, sale of stock, sale of assets or otherwise);
(xii)    a collective bargaining Contract or other Contract with any labor organization, union or association with respect to the Facility Employees; and
(xiii)    an employment or consulting Contract with a Facility Employee other than those that are terminable at-will by Seller on less than 30 days’ notice.
(b)    Each Contract required to be listed in Section 4.13(a) of the Seller Disclosure Schedule (collectively, the “Material Contracts”) is valid and enforceable in accordance with its terms. Seller has complied with and is in compliance with, and to Seller’s

Knowledge, all other parties thereto have complied with and are in compliance with, the provisions of each Material Contract.
(c)    Seller is not, and to Seller’s Knowledge, no other party thereto is, in default in the performance, observance or fulfillment of any obligation, covenant, condition or other term contained in any Material Contract, and Seller has not given or received written notice to or from any Person relating to any such alleged or potential default that has not been cured. To Seller’s Knowledge, no event has occurred which with or without the giving of notice or lapse of time, or both, may materially conflict with or result in a material violation or breach of, or give any Person the right to accelerate the maturity or performance of, or cancel, terminate or modify, any Material Contract.
(d)    Seller has made available accurate and complete copies of each Material Contract to Buyer.
4.14    Sufficiency of Purchased Assets. Except for any Facility Employees who do not become Transferred Employees, Intellectual Property Rights or Technology owned by a third party and used by Seller for its own semiconductor manufacturing operations at the Facility and the rights provided pursuant to the Intellectual Property License Agreement, and except as set forth in Section 4.14 of the Seller Disclosure Schedule, the Purchased Assets constitute all tangible assets, Technology and Intellectual Property Rights necessary for the operation of the Facility and the use of the Purchased Assets as conducted by Seller for its own semiconductor manufacturing operations at the Facility as of the date of this Asset Purchase Agreement.
4.15    Litigation.
(a)    There is no action, suit or proceeding, claim, arbitration, litigation or investigation (each, an “Action”), in each case related exclusively to the Purchased Assets, (i) pending or, to Seller’s Knowledge, threatened against or affecting Seller, or (ii) that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Asset Purchase Agreement or the Ancillary Agreements. To Seller’s Knowledge, no event has occurred or circumstances exist that serve as a reasonable basis for any such Action. There is no Action against any current or, to Seller’s Knowledge, former Facility Employee with respect to which Seller has or is reasonably likely to have an indemnification obligation.
(b)    There is no unsatisfied judgment, penalty or award, in each case related to the Purchased Assets, against or affecting Seller or any of the Purchased Assets, except as solely related to Seller-proprietary products.
4.16    Employee Benefits.
(a)    The Seller Disclosure Schedule sets forth a complete and accurate list of all Benefit Plans maintained or contributed to by Seller for the benefit of any Facility Employee (collectively, “Seller Benefit Plans”). A current, accurate and complete copy of each Seller Benefit Plan has been provided to Buyer. Seller has no intent or commitment to create any additional Seller Benefit Plan or amend any Seller Benefit Plan.

(b)    Except as would not reasonably be expected to result in a material Liability to Buyer following the Closing, each Seller Benefit Plan that is an employee pension benefit plan (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the Code, has been determined by the Internal Revenue Service to be so qualified and to the Knowledge of Seller no condition exists that would adversely affect any such determination. No Seller Benefit Plan is a “defined benefit plan” as defined in Section 3(35) of ERISA.
(c)    None of Seller or any ERISA Affiliate has been or is currently party to any “multi‑employer plan,” as that term is defined in Section 3(37) of ERISA.
(d)    There are no actions, suits or claims (other than routine claims for benefits in the ordinary course) pending or, to Seller’s Knowledge, threatened by any Facility Employee against any Seller Benefit Plan, or, with respect to any Seller Benefit Plan against Seller, any ERISA Affiliate or, to the Knowledge of Seller, any trustee or agent of Seller.
(e)    With respect to each Seller Benefit Plan to which Seller or any ERISA Affiliate is a party which constitutes a group health plan subject to Section 4980B of the Code, except as would not reasonably be expected to result in a material Liability to Buyer following the Closing, each such Seller Benefit Plan complies, and in each case has complied, with all applicable requirements of Section 4980B of the Code.
(f)    Except as would not result in a material Liability to Buyer following the Closing, there are not any outstanding Liabilities to Transferred Employees under any Seller Benefit Plan that will become the obligation of Buyer after the Closing.
(g)    Except as would not result in a material Liability to Buyer following the Closing, the consummation of the transactions contemplated by this Asset Purchase Agreement will not create any obligation of Buyer under any Seller Benefit Plan that (i) entitles any Facility Employee to severance pay, unemployment compensation or any other payment or (ii) accelerates the time of payment or vesting, or increase the amount of, compensation due to any such Facility Employee, or results in the payment of any other benefits to any Facility Employee or the forgiveness of any Indebtedness of any Facility Employee.
4.17    Labor and Employment Matters.
(a)    The Seller Disclosure Schedule sets forth (i) a list of all Facility Employees (including title, position, employment starting date, whether active or on a leave of absence), contractors and consultants primarily engaged in activities at the Facility as of the date hereof, and (ii) the base compensation (listing annual salary) and bonus opportunity (if applicable) of each such Facility Employee, contractor and consultant.
(b)    Seller is not a party or subject to any labor union or collective bargaining agreement with respect to the Facility Employees. There have not been since January 1, 2009, and there are not pending or, to Seller’s Knowledge, threatened, any labor disputes, labor strikes, work stoppages, requests for representation, pickets, work slow-downs due to labor disagreements or any actions or arbitrations that involve Facility Employees. There is no unfair labor practice, charge or complaint pending, unresolved or, to Seller’s Knowledge, threatened before the National Labor Relations Board that involve Facility Employees. To Seller’s Knowledge, no event has occurred or circumstance exist that may provide the basis of any work stoppage or other labor dispute with respect to the Facility Employees.
(c)    Except as would not result in a material Liability to Buyer following the Closing, Seller has complied with each, and is not in violation of any, Law relating to anti-discrimination and equal employment opportunities in connection with the operation of the Facility. Except as would not result in a material Liability to Buyer following the Closing, there are no pending or, to Seller’s Knowledge, threatened discrimination or retaliation complaint or charge relating to any characteristic protected by any Law against Seller before any Governmental Entity nor, to Seller’s Knowledge, does any basis therefor exist. Except as would not result in a material Liability to Buyer following the Closing, there are, and have been, no violations of any other Law respecting the hiring, hours, wages, occupational safety and health, employment, promotion, termination or benefits of any Facility Employee.
(d)    Seller has paid or properly accrued in the Ordinary Course of the Business all wages and compensation due to Facility Employees, including all vacations or vacation pay, holidays or holiday pay, sick days or sick pay, and bonuses. The Seller Disclosure Schedule sets forth accrued vacation hours and aggregate dollar value of all such accrued vacation with respect to each Facility Employee.
(e)    Since January 1, 2009, Seller has not effectuated a “plant closing” (as defined in the WARN Act) or a “mass lay-off” (as defined in the WARN Act), in either case affecting the Facility, except in accordance with the WARN Act.
(f)    Except as would not result in a material Liability to Buyer following the Closing, Seller has complied and is in compliance with the requirements of the Immigration Reform and Control Act of 1986. The Seller Disclosure Schedule sets forth a true and complete list of all Facility Employees working in the United States who are not U.S. citizens and a description of the legal status under which each such Facility Employee is permitted to work in the United States. All Facility Employees who are performing services for Seller in the United States are legally able to work in the United States.
4.18    Environmental.
(a)    As used in this Asset Purchase Agreement, the following words and terms have the following definitions:
(i)    The term “Environment” means all indoor or outdoor air, surface water, groundwater, surface or subsurface land, including all fish, wildlife, biota and all other natural resources.
(ii)    The term “Environmental Action” means any claim, proceeding or other Action brought or threatened under any Environmental Law or the assertion of any claim with respect to Pre-Closing Environmental Liabilities.
(iii)    The term “Environmental Clean‑up Site” means any location which is listed on the National Priorities List, the Comprehensive Environmental Response, Compensation and Liability Information System, or on any similar state list of sites requiring investigation or cleanup, or which is the subject of any pending Action related to or arising from any alleged violation of any Environmental Law, or at which there has been a threatened or actual Release of a Hazardous Substance.
(iv)    The term “Environmental Laws” means any and all applicable Laws and Authorizations issued, promulgated or entered into by any Governmental Entity prior to Closing relating to the Environment, worker health and safety, preservation or reclamation of natural resources, or to the management, handling, use, generation, treatment, storage, transportation, disposal, manufacture, distribution, formulation, packaging, labeling, Release or threatened Release of or exposure to Hazardous Substances, including but not limited to: the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. Section 9601 et seq. (“CERCLA”); the Federal Water Pollution Control Act, 33 U.S.C. Section 1251 et seq.; the Clean Air Act, 42 U.S.C. Section 7401 et seq.; the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq.; the Occupational Safety and Health Act, 29 U.S.C. Section 651 et seq.; the Emergency Planning and Community Right‑to‑Know Act of 1986, 42 U.S.C. Section 11001 et seq.; the Safe Drinking Water Act, 42 U.S.C. Section 300(f) et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801 et seq.; the Federal Insecticide, Fungicide and Rodenticide Act 7 U.S.C. Section 136 et seq.; the Resource Conservation and Recovery Act of 1976, 42 U.S.C. Section 6901 et seq.; the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq.; the Oil Pollution Act of 1990, 33 U.S.C. Section 2701 et seq.; and any similar or implementing state or local Law, and all amendments or regulations promulgated thereunder; and any common law doctrine, including but not limited to, negligence, nuisance, trespass, personal injury, or property damage related to or arising out of the presence, Release, or exposure to Hazardous Substances.
(v)    The term “Environmental Permit” means any Authorization under Environmental Law and includes any and all Orders issued or entered into by a Governmental Entity under Environmental Law.
(vi)    The term “Hazardous Substances” means all explosive or radioactive materials or substances, hazardous or toxic materials, hazardous or toxic wastes, hazardous or toxic chemicals, petroleum and petroleum products (including crude oil or any fraction thereof), asbestos or asbestos containing materials, and all other materials, wastes, chemicals or substances which are regulated by, form the basis of liability or are defined as hazardous, extremely hazardous, toxic or words of similar import, under any Environmental Law, including materials listed in 49 C.F.R. Section 172.101 and materials defined as hazardous pursuant to Section 101(14) of CERCLA.
(vii)    The term “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing of Hazardous Substances into the Environment.

(b)    Seller has obtained, and is in compliance with, all material Environmental Permits required in connection with the Real Property and all the other Purchased Assets. All such Environmental Permits are valid and in full force and effect and all renewal applications for such Environmental Permits have been timely filed with the appropriate Governmental Entity. To Seller’s Knowledge, none of such Environmental Permits will be terminated or impaired or become terminable as a result of the consummation of the transactions contemplated by this Asset Purchase Agreement.
(c)    Seller has been, and is currently, in material compliance with all applicable Environmental Laws, and Seller has not received written notice alleging that Seller is not in such compliance with Environmental Laws, in each case in connection with the Real Property or any of the other Purchased Assets. To Seller’s Knowledge, neither the execution of this Asset Purchase Agreement or the Ancillary Agreements will require any notification to or the consent of any Governmental Entity or the undertaking of any investigations or remedial actions pursuant to Environmental Law.
(d)    There are no past, pending or, to Seller’s Knowledge, threatened Environmental Actions against or affecting Seller in connection with the Real Property or any of the other Purchased Assets, and Seller is not aware of any facts or circumstances which could reasonably be expected to form the basis for any such Environmental Action with respect to the Real Property or the Purchased Assets.
(e)    Seller has not entered into or agreed to any Order, and Seller is not subject to any Order, relating to compliance with any Environmental Law or to investigation or cleanup of a Hazardous Substance under any Environmental Law, in each case in connection with the Real Property or any of the other Purchased Assets.
(f)    No Lien other than a Permitted Lien has been attached to, or asserted against the Real Property or any of the other Purchased Assets pursuant to any Environmental Law, and, to Seller’s Knowledge, no such Lien has been threatened. To Seller’s Knowledge, there are not facts, circumstances or other conditions that could reasonably be expected to give rise to any Liens on or affecting the Real Property or any of the other Purchased Assets under Environmental Law.
(g)    Except in material compliance with all applicable Environmental Laws, there has been no treatment, storage, disposal or Release of, and no Person has been exposed to, any Hazardous Substance at, from, into, on or under the Real Property in a manner that could result in a Liability to Seller under Environmental Laws.
(h)    To Seller’s Knowledge, there are no aboveground or underground storage tanks on or about the Real Property except in compliance with Environmental Laws.
(i)    To the Knowledge of Seller, there is no asbestos containing material or lead based paint containing materials in at, on, under or within the Real Property.
(j)    Neither Seller nor, to Seller’s Knowledge, any of its predecessors has in connection with the Real Property or any of the other Purchased Assets, transported or arranged for the treatment, storage, handling, disposal, or transportation of any Hazardous Material to any off‑site location which is an Environmental Clean‑up Site or which could result in an Environmental Action against Seller.
(k)    Seller has provided to Buyer true and complete copies of, or access to, all written environmental assessments, studies, Phase I reports and related data, analyses and compliance audits that have been prepared with respect to the Real Property and the other Purchased Assets to the extent that such materials are in Seller’s possession or under their immediate control.
4.19    Insurance.
(a)    The Seller Disclosure Schedule sets forth (i) an accurate and complete list of each insurance policy and fidelity bond which covers the Purchased Assets and the Facility Employees (the “Policies”) and (ii) with respect to the Purchased Assets, a list of all pending claims and the claims history for Seller during the current year and the preceding three years (including with respect to insurance obtained but not currently maintained). There are no pending claims under any of such Policies with respect to the Purchased Assets as to which coverage has been questioned, denied or disputed by the insurer or in respect of which the insurer has reserved its rights.
(b)    The Seller Disclosure Schedule describes any self-insurance arrangement by or affecting Seller with respect to the Purchased Assets, including any reserves thereunder, and describes the loss experience for all claims that were self-insured in the current year and the preceding three years.
(c)    All Policies are issued by an insurer that is financially sound and reputable, are in full force and effect and are enforceable in accordance with their terms. Such Policies provide adequate insurance coverage for the Purchased Assets as currently operated and owned, and are sufficient for compliance with all Laws and Contracts to which Seller is a party or by which it is bound in connection with the Purchased Assets.
(d)    All premiums due under the Policies have been paid in full or, with respect to premiums not yet due, accrued. Seller has not received a written notice of cancellation of any Policy or of any material changes that are required in the operation of the Facility or use of the other Purchased Assets as a condition to the continuation of coverage under, or renewal of, any such Policy. There is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default under any Policy or entitle any insurer to terminate or cancel any Policy with respect to the Purchased Assets. Seller has no Knowledge of any threatened termination of any Policy.
4.20    Suppliers.
(a)    Section 4.20 of the Seller Disclosure Schedule sets forth with respect to the Purchased Assets:

(i)    each supplier from whom purchases by Seller exceeded $30,000 in the year ended December 31, 2009 or December 31, 2010 pursuant to a Contract; and
(ii)    each supplier who constitutes a sole source of supply to Seller in connection with Seller’s manufacture of Seller-proprietary semiconductor products at the Facility as currently operated by Seller; and
(b)    No such supplier has canceled or otherwise terminated, or threatened to cancel or otherwise terminate, its relationship with Seller in connection with Seller’s manufacture of Seller-proprietary semiconductor products at the Facility. Seller has not received notice that any such supplier may cancel, terminate or otherwise materially and adversely modify its relationship with Seller in connection with Seller’s manufacture of Seller-proprietary semiconductor products at the Facility or limit its services, supplies or materials to Seller in connection with Seller’s manufacture of Seller-proprietary semiconductor products at the Facility, either as a result of the consummation of the transactions contemplated by this Asset Purchase Agreement or otherwise.
4.21    Brokers or Finders. Seller represents, as to itself and its Affiliates, that no agent, broker, investment banker or other firm or Person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Asset Purchase Agreement and the Ancillary Agreements, except ATREG, whose fees and expenses will be paid by Seller.
ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer represents and warrants to Seller that each statement contained in this Article V is true and correct as of the date hereof.
5.1    Organization and Good Standing. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has the requisite corporate power to own, lease and operate its properties and to carry on its business as now being conducted.
5.2    Authority and Enforceability. Buyer has the requisite corporate power and authority to enter into this Asset Purchase Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Asset Purchase Agreement and the Ancillary Agreements to which Buyer is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Buyer. This Asset Purchase Agreement has been, and the Ancillary Agreements to which Buyer is a party will be, duly executed and delivered by Buyer and, assuming due authorization, execution and delivery by Seller, constitutes the valid and binding obligations of Buyer, enforceable against it in accordance with their respective terms, except as such enforceability may be limited by (a)

bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally, and (b) the availability of injunctive relief and other equitable remedies.
5.3    No Conflicts; Consents.
(a)    The execution and delivery of this Asset Purchase Agreement by Buyer do not, and the execution and delivery of the Ancillary Agreements to which Buyer is a party and the consummation of the transactions contemplated hereby and thereby will not, (i) violate the provisions of any of the Charter Documents of Buyer, (ii) violate any Contract to which Buyer is a party, (iii) to the knowledge of Buyer, violate any Law of any Governmental Entity applicable to Buyer on the date hereof, or (iv) to the knowledge of Buyer, result in the creation of any Liens upon any of the assets owned or used by Buyer, except in each such case where such violation or Lien would not reasonably be expected materially to impair or delay the ability of Buyer to perform its obligations under this Asset Purchase Agreement or the Ancillary Agreements.
(b)    No Authorization or Order of, registration, declaration or filing with, or notice to any Governmental Entity is required by Buyer in connection with the execution and delivery of this Asset Purchase Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby, except for the failure to obtain which would not reasonably be expected to materially impair the ability of Buyer to perform its obligations under this Asset Purchase Agreement and the Ancillary Agreements to which Buyer is a party.
5.4    Litigation. There is no Action pending or, to the knowledge of Buyer, threatened against, Buyer which (a) challenges or seeks to enjoin, alter or materially delay the consummation of the transactions contemplated by this Asset Purchase Agreement, or (b) would reasonably be expected to have a material adverse effect on Buyer.
5.5    Availability of Funds. Buyer has cash available or has existing borrowing facilities which together are sufficient to enable it to consummate the transactions contemplated by this Asset Purchase Agreement.
5.6    Brokers or Finders. Buyer represents, as to itself and its Affiliates, that no agent, broker, investment banker or other firm or Person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Asset Purchase Agreement and the Ancillary Agreements.
ARTICLE VI

COVENANTS OF SELLER
6.1    Conduct of Business. During the period from the date of this Asset Purchase Agreement and continuing until the earlier of the termination of this Asset Purchase Agreement or the Closing Date, except with regard to performance of the Foundry Services Agreement or the Ancillary Agreements, or except with the prior written consent of Buyer, such consent not to be unreasonably conditioned, delayed or withheld, Seller shall:
(a)    (i) maintain its corporate existence, (ii) pay or perform the Liabilities of the Purchased Assets when due, (iii) operate the Purchased Assets in the Ordinary Course of Business and in accordance with the provisions of this Asset Purchase Agreement and in compliance with all Laws, Business Authorizations and Material Contracts, and (iv) maintain the level and quality of the Equipment Part Inventory and Operational Inventory;
(b)    use commercially reasonable efforts consistent with past practices and policies to preserve intact the Facility, keep available the services of its present Facility Employees, subject to Seller’s obligations and other limitations on Seller’s actions set forth in this Asset Purchase Agreement, and preserve its relationships with suppliers, distributors, licensors and others having dealings with the Facility pursuant to Assigned Contracts; provided that Seller is not authorized to, and shall not, make any commitments on behalf of Buyer;
(c)    use commercially reasonable efforts to maintain the Real Property and other assets, properties and rights included in the Purchased Assets in the same state of repair, order and conditions as they are on the date hereof, subject to normal wear and tear in the Ordinary Course of Business, and subject to any repairs or replacements and except with respect to Equipment purchased by Seller for non-operational purposes to serve as spare parts;
(d)    maintain the Books and Records in accordance with past practice, and use its reasonable efforts to maintain in full force and effect all Business Authorizations and Policies;
(e)    (i) confer with Buyer prior to implementing operational decisions of a material nature at the Facility, (ii) report on a regular basis concerning the status of the Purchased Assets, and (iii) promptly notify Buyer of any event or occurrence not in the Ordinary Course of Business; and
(f)    use commercially reasonable efforts to (i) operate the Facility and use the other Purchased Assets in such a manner that on the Closing Date the representations and warranties of Seller contained in this Asset Purchase Agreement shall be true and correct, as though such representations and warranties were made on and as of such date, and (ii) cause all of the conditions to the obligations of Buyer under this Asset Purchase Agreement to be satisfied as soon as practicable following the date hereof.
6.2    Negative Covenants. Except as expressly provided in this Asset Purchase Agreement, Seller shall not do any of the following, in each case with respect to the Purchased Assets, without the prior written consent of Buyer, such consent not to be unreasonably conditioned, delayed or withheld:
(a)    adopt or propose any amendment to Charter Documents of the Seller that would reasonably be expected to delay the consummation of the transactions contemplated by this Asset Purchase Agreement;
(b)    (i) other than pursuant to a written agreement or Seller Benefit Plan disclosed in the Seller Disclosure Schedule in the amount required thereunder, (A) modify the compensation or benefits payable or to become payable by Seller to any Transferred Employee, or (B) modify any bonus, severance, termination, pension, insurance or other employee benefit plan, payment or arrangement made to, for or with any Transferred Employee, or (ii) enter into any employment, severance or termination agreement with any Transferred Employee;
(c)    establish, adopt, enter into, amend or terminate any Seller Benefit Plan or any collective bargaining, thrift, compensation or other plan, agreement, trust, fund, policy or arrangement for the benefit of any Transferred Employee;
(d)    sell, lease, transfer or assign any Purchased Assets, except the sale, lease, transfer or assignment (i) of Inventory other than Equipment Part Inventory and Operational Inventory, (ii) of obsolete Equipment, (iii) of Excluded Assets or (iv) in the Ordinary Course of Business;
(e)    remove, dispose or replace of any individual piece of Equipment; provided however the use of Equipment purchased by Seller for non-operational purposes to serve as spare parts or maintain existing Equipment shall not constitute the removal, disposal or replacement of any individual piece of Equipment;
(f)    mortgage, pledge or subject to Liens, other than Permitted Liens, any Purchased Assets;
(g)    amend, modify, cancel or waive any material rights under any Contract which is an Assigned Contract;
(h)    be party to any merger, acquisition, consolidation, recapitalization, liquidation, dissolution or similar transaction solely with respect to the Purchased Assets;
(i)    take any action or omit to do any act which action or omission will cause it to breach any obligation contained in this Asset Purchase Agreement or cause any representation or warranty of Seller not to be true and correct as of the Closing Date; or
(j)    agree, whether in writing or otherwise, to do any of the foregoing.
6.3    Access to Information; Investigation. Subject to the terms of the Confidentiality Agreement by and between Buyer and Seller dated May 20, 2010 (the “Confidentiality Agreement”), Seller shall afford to Buyer’s officers, directors, employees, accountants, counsel, consultants, advisors and agents (“Representatives”) free and full access to and the right to inspect, during normal business hours, all of the properties, assets, records, Contracts and other documents with respect to the operation and ownership of the Purchased Assets, subject to reasonable policies and procedures at the Facility and requirements not to unreasonably affect the operation of the Facility, and shall permit them to consult with the officers, employees, accountants, counsel and agents of Seller for the purpose of making such investigation of the Purchased Assets as Buyer shall reasonably desire to make. Seller shall furnish to Buyer all such documents and copies of documents and records and information with respect to the Purchased

Assets and copies of any working papers solely relating thereto as Buyer may reasonably request. Without limiting the foregoing, Seller shall permit Buyer and Buyer’s Representatives to conduct environmental due diligence of the Real Property and the other Purchased Assets, including the collecting and analysis of samples of indoor or outdoor air, surface water, groundwater or surface or subsurface land on, at, in, under or from the Facility.
6.4    Confidentiality. From and after the Closing Date until the third anniversary of the Closing Date, unless otherwise required by Law or the rules and regulations of any stock exchange on which such party’s stock is traded or quoted, each party will, and will cause its Affiliates to, hold, and will use its reasonable best efforts to cause its and their respective Representatives to hold, in confidence any and all information, whether written or oral, concerning the Purchased Assets, except to the extent that such party can show that such information (a) is in the public domain through no fault of such party or any of its Affiliates or their respective Representatives, (b) is lawfully acquired by such party or any of its Affiliates after the Closing Date from sources that are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation, (c) was in the possession of such party prior to disclosure by the disclosing party or its Representatives or (d) is developed by such party independent of any confidential information provided hereunder. If a party or any of its Affiliates or Representatives is compelled to disclose any such information by judicial or administrative process or by other requirements of Law, such party shall promptly notify the other party in writing and shall disclose only that portion of such information that such party is advised by its counsel in writing is legally required to be disclosed; provided that such party shall exercise its reasonable efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.
6.5    Release of Liens. Prior to the Closing Date, Seller shall cause to be released all Liens other than Permitted Liens in and upon any of the Purchased Assets (all of such Liens are set forth in the Seller Disclosure Schedule).
6.6    Consents. Prior to the Closing Date, Seller shall use commercially reasonable efforts to obtain all Consents that are required under Assigned Contracts in connection with the consummation of the transactions contemplated by this Asset Purchase Agreement.
6.7    Notification of Certain Matters, Seller shall give prompt notice to Buyer of (a) any fact, event or circumstance known to it that individually or taken together with all other facts, events and circumstances known to it, has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Purchased Assets, or would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein, (b) the failure of any condition precedent to Buyer’s obligations hereunder, (c) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the consummation of the transactions contemplated by this Asset Purchase Agreement, (d) any notice or other communication from any Governmental Entity in connection with the consummation of the transactions contemplated by this Asset Purchase Agreement, or (e) the commencement of any Action that, if pending on the date of this Asset Purchase Agreement, would have been required to have been disclosed pursuant to Section 4.12; provided, however, (i) the delivery of any notice pursuant to this Section 6.7 shall not limit or otherwise affect any remedies available to Buyer, pursuant to the terms of this Asset Purchase Agreement, and (ii) disclosure by Seller shall not be deemed to amend or supplement the Seller Disclosure Schedule or prevent or cure any misrepresentation, breach of warranty or breach of covenant.
6.8    Restrictive Covenants.
(a)    Seller covenants that, commencing on the Closing Date and ending on the third anniversary of the Closing Date (the “Noncompetition Period”), Seller shall not, and it shall cause its Affiliates not to, directly or indirectly, in any capacity, engage in or have any direct or indirect ownership interest in any business anywhere in the world which is engaged, either directly or indirectly, in the business of developing, manufacturing, marketing or selling any products manufactured using Buyer’s proprietary Diffusion Metal Oxide Semiconductor (“DMOS”) process technology (the “Seller Restricted Business”). It is recognized that the Seller Restricted Business is expected to be conducted throughout the world and that more narrow geographical limitations of any nature on this non‑competition covenant are therefore not appropriate.
(b)    Buyer covenants that during the Noncompetition Period, Buyer shall not, and it shall cause its Affiliates not to, directly or indirectly, in any capacity, engage in or have any direct or indirect ownership interest in, any business anywhere in the world which is engaged, either directly or indirectly, in the business of developing, manufacturing, marketing or selling any products which are competitive with the products listed in Schedule 6.8(b)(i) that are produced by Seller using the Purchased Assets prior to the Closing, excluding specifically the products listed in Schedule 6.8(b)(ii) that are produced by Buyer prior to the Closing (the “Buyer Restricted Business”). For the purpose of clarity, the business of developing, manufacturing, marketing or selling power semiconductor products is not deemed to be a Buyer Restricted Business. The noncompetition obligation of Buyer shall not apply to products exclusively sold to Seller after the Closing. It is recognized that the Buyer Restricted Business is expected to be conducted throughout the world and that more narrow geographical limitations of any nature on this non‑competition covenant are therefore not appropriate.
6.9    Exclusivity. Seller agrees as follows:
(a)    Except with respect to the transactions contemplated by this Asset Purchase Agreement, the Seller agrees that it will not, and it will cause its Subsidiaries and its and their respective Representatives not to, (i) initiate, solicit, facilitate, seek, knowingly encourage or induce, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders or any of them) from any Person other than Buyer with respect to the sale or disposition of (x) all or substantially all of the Facility or (y) any material Purchased Assts located at the Facility (other than replacement at Seller’s discretion with substantially equivalent assets in good working condition or repair in the Ordinary Course of Business) pursuant to a merger, acquisition, consolidation, recapitalization, liquidation, dissolution, equity investment or similar transaction (any such proposal or offer being hereinafter referred to as a “Proposal”), or (ii) engage in any negotiations concerning, or provide any confidential information or data to, or have any substantive discussions with, any Person relating to a Proposal or (iii) enter into or consummate any agreement or understanding with any Person relating to a Proposal.
(b)    Except with respect to the transaction contemplated herein, Seller shall immediately cease and terminate, and it shall cause its Subsidiaries and its and their respective Representatives immediately to cease and terminate, any existing activities, including discussions or negotiations with any parties conducted heretofore with respect to any Proposal.
(c)    Seller shall promptly notify Buyer if any inquiries, proposals or offers related to a Proposal are received by, any confidential information or data is requested from, or any negotiations or discussions related to a Proposal are sought to be initiated or continued with, it or any of its Subsidiaries or any of their respective Representatives.
6.10    Vanderzanden Farms. Seller, at its sole cost and expense, shall use commercially reasonable efforts to terminate Vanderzanden Farms’ right to use of the 2.69 acres of the Real Property as disclosed in Schedule 4.10 of the Seller Disclosure Schedule in a writing (i) signed by Seller and (ii) signed by Vanderzanden Farms (the “Vanderzanden Farms Termination”).
ARTICLE VII

COVENANTS OF BUYER AND SELLER
7.1    Regulatory Approvals.
(a)    Buyer and Seller shall each promptly apply for, and take all reasonably necessary actions to obtain or make, as applicable, all Orders and Authorizations of, and all filings with, any Governmental Entity or other Person required to be obtained or made by it for the consummation of the transactions contemplated by this Asset Purchase Agreement. Each party shall cooperate with and promptly furnish information to the other party necessary in connection with any requirements imposed upon such other party in connection with the consummation of the transactions contemplated by this Asset Purchase Agreement. Buyer and Seller shall each be responsible for one half of all filing and other similar fees payable in connection with such filings and for any local counsel fees.
(b)    For the period of six (6) months after the Closing Date, Seller shall use commercially reasonable efforts to assist Buyer in identifying the Business Authorizations (including Environmental Permits) required by Buyer to own and operate the Purchased Assets to manufacture its own products from and after the Closing Date and will either transfer current Business Authorizations (including Environmental Permits) of Seller to Buyer or use commerically reasonably efforts to assist Buyer in obtaining new Authorizations.
7.2    Public Announcements. Neither Buyer nor Seller shall issue any press releases or otherwise make any public statements with respect to the transactions contemplated by this Asset Purchase Agreement; provided, however, that Buyer or Seller may, without such approval, make such press releases or other public announcement as it believes are required pursuant to any listing agreement with any national securities exchange or stock market or applicable securities Laws, in which case the party required to make the release or announcement shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance; provided, further, that each of the parties may make internal announcements to their respective employees that are consistent with the parties’ prior public disclosures regarding the transactions contemplated by this Asset Purchase Agreement.
7.3    Employees.
(a)    Promptly following the execution of this Asset Purchase Agreement, Seller shall provide reasonable access to Buyer to the facilities and the personnel records of Seller for Facility Employees the purpose of preparing for and conducting employment interviews with Facility Employees. Buyer shall not be obligated to offer employment to any Facility Employee.
(b)    Buyer may offer employment to any Facility Employee on such terms and conditions as it deems appropriate in its sole discretion, such employment to be contingent upon and effective immediately following the Closing; provided that no later than three (3) business days prior to Buyer’s offer of employment to any Facility Employee, Buyer shall provide to Seller written notice of the compensation terms of such offer with respect to title and/or position and cash compensation. Seller shall use commercially reasonable efforts to assist Buyer in employing as new employees of Buyer, all Facility Employees to whom Buyer has offered employment pursuant to this Section 7.3(b). The Facility Employees who accept Buyer’s offer of employment and commence employment with Buyer shall be referred to, collectively, as “Transferred Employees.” Seller shall terminate the employment of all Transferred Employees with Seller effective immediately prior to the Closing.
(c)    Any and all Liabilities relating to or arising out of the employment, or cessation of employment, of any Facility Employee (whether or not a Transferred Employee) on or prior to the close of business on the Closing Date shall be the sole responsibility of Seller including wages and other remuneration due through the close of business on the Closing Date. Notwithstanding the foregoing, Buyer shall assume and honor accrued vacation of Transferred Employees, up to eighty (80) hours of vacation per Transferred Employee (“Transferred Vacation Benefits”), to the extent permissible under Law. Should any Transferred Employee request any portion of his or her Transferred Vacation Benefits to be paid out in cash, Buyer shall pay such Transferred Vacation Benefits at a rate of pay equal to the Transferred Employee’s base salary that is in effect at the time of the request.
(d)    From and after the Closing Date, Buyer shall offer to Transferred Employees such Benefit Plans and arrangements as it deems appropriate in its sole discretion, provided that, Transferred Employees shall receive credit for their prior service with Seller and its Affiliates, including prior service with predecessor employers where such prior service is recognized by Seller as of immediately prior to the Closing, for purposes of eligibility to participate, vesting and determination of level of benefits (but not to the extent that such recognition would result in duplication of benefits or with respect to any defined benefit plan) in Benefit Plans (other than under an equity, equity derivative or deferred compensation plan, program or policy) offered by Buyer and shall be entitled to enjoy the benefits available to similarly situated Buyer employees. From and after the Closing Date, Buyer shall use commercially reasonable efforts to cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Buyer or its Affiliates to be waived with respect to Transferred Employees and their eligible dependents to the extent such Transferred Employees and their eligible dependents were not subject to such preexisting conditions and limitations and eligibility waiting periods under the comparable Seller Benefit Plans as of immediately preceding the Closing. Buyer shall not assume any Liability under any of the Seller Benefit Plans.
(e)    All Transferred Employees shall become vested in their accrued benefits per Seller’s benefit vesting schedule under Seller’s pension benefit plans as of the Closing Date, and Seller shall retain Liability for the payment of such accrued benefits in accordance with the terms of such pension benefit plans.
(f)    Seller shall be liable for any severance, separation, deferred compensation or similar benefits that are payable (i) to any Person who is or was an employee of Seller and who is not a Transferred Employee, including any Facility Employee whose employment was terminated prior to the Closing (“Seller Employees”), and (ii) to Transferred Employees, to the extent that such Transferred Employee’s right to severance, separation, deferred compensation or similar benefits arises under a Seller Benefit Plan as a result of the transactions contemplated by this Asset Purchase Agreement and the Ancillary Agreements.
(g)    Seller shall be liable for the administration and payment of all workers’ compensation Liabilities and benefits with respect to (i) Transferred Employees to the extent resulting from claims, events, circumstances, exposures, conditions or occurrences occurring on or prior to the Closing, and (ii) Seller Employees. Buyer shall be liable for the administration and payment of all workers’ compensation Liabilities and benefits with respect to Transferred Employees to the extent resulting from claims, events, circumstances, exposures, conditions or occurrences occurring after the Closing Date.
(h)    Seller shall be liable for the administration and payment of all health and welfare Liabilities and benefits under the Seller Benefit Plans with respect to (i) Transferred Employees to the extent resulting from claims, events, circumstances, exposures, conditions or occurrences occurring on or prior to the Closing, and (ii) Seller Employees. Buyer shall be liable for the administration and payment of all health and welfare Liabilities and benefits under Buyer’s Benefit Plans with respect to Transferred Employees participating therein to the extent resulting from claims, events, circumstances, exposures, conditions or occurrences occurring after the Closing Date.
(i)    Seller shall retain and perform all Liabilities and maintain all insurance under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) with respect to Seller Employees and their covered dependents; provided that Buyer shall perform all of its obligations under COBRA with respect to Transferred Employees and their covered dependents that become eligible for COBRA after the Closing Date.
(j)    Except as expressly set forth in this Section 7.3 with respect to Transferred

Employees, Buyer shall have no obligation with respect to any Facility Employee or any other employee of Seller.
(k)    Nothing in this Asset Purchase Agreement confers upon any Facility Employee or Transferred Employee any rights or remedies of any nature or kind whatsoever under or by reason of this Section 7.3. Nothing in this Asset Purchase Agreement shall limit the right of Buyer to terminate or reassign any Transferred Employee after the Closing or to change the terms and conditions of his or employment in any manner.
7.4    Taxes.
(a)    Seller shall pay fifty percent (50%) and Buyer shall pay fifty percent (50%) of all transfer taxes, including all federal, state and local sales, documentary and real estate and other transfer Taxes, if any, due as a result of the purchase, sale or transfer of the Purchased Assets in accordance herewith whether imposed by Law on Seller or Buyer.
(b)    All real property Taxes, personal property Taxes and similar ad valorem obligations levied with respect to the Purchased Assets for a taxable period that includes (but does not end on) the Closing Date shall be apportioned between Seller and Buyer as of the Closing Date based on the number of days of such taxable period included in the period ending with and including the Closing Date (with respect to any such taxable period, the “Pre-Closing Tax Period”), and the number of days of such taxable period beginning after the Closing Date (with respect to any such taxable period, the “Post-Closing Tax Period”). Seller shall be liable for the proportionate amount of such Taxes that is attributable to the Pre-Closing Tax Period, and Buyer shall be liable for the proportionate amount of such Taxes that is attributable to the Post-Closing Tax Period. If bills for such Taxes have not been issued as of the Closing Date, and, if the amount of such Taxes for the period including the Closing Date is not then known, the estimated apportionment of such Taxes shall be made at Closing on the basis of the prior period’s Taxes. After Closing, upon receipt of bills for the period including the Closing Date, adjustments to the apportionment shall be made by the parties, so that if either party would otherwise bear more than its proper share as a result of the estimated apportionment made at the Closing, the other party shall promptly reimburse such party.
(c)    Buyer and Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Purchased Assets and Assumed Liabilities (including access to books and records) as is reasonably necessary for the filing of all Tax Returns, the making of any election relating to Taxes, the preparation for any audit by any Taxing Authority, and the prosecution or defense of any Action relating to any Tax. Any expenses incurred in furnishing such information or assistance shall be borne by the party requesting it.
7.5    Bulk Sales Laws. Buyer and Seller hereby waive compliance by Buyer and Seller with the bulk sales Law and any other similar Laws in any applicable jurisdiction in respect of the transactions contemplated by this Asset Purchase Agreement and the Ancillary Agreements.

7.6    Discharge of Business Obligations After Closing. From and after the Closing, if Seller or any of its Affiliates receives or collects any funds relating to any Purchased Asset, Seller or its Affiliate shall remit such funds to Buyer within thirty (30) Business Days after its receipt thereof. From and after the Closing, if Buyer receives or collects any funds relating to any Excluded Asset, Buyer shall remit any such funds to Seller within thirty (30) Business Days after its receipt thereof.
7.7    Access to Books and Records. Each of Seller and Buyer shall preserve until the tenth anniversary of the Closing Date all records possessed or to be possessed by such party relating to any of the Purchased Assets, Liabilities or operation of the Facility prior to the Closing. After the Closing Date, where there is a legitimate business purpose, such party shall provide the other party with access, upon prior reasonable written request specifying the need therefor, during regular business hours, to (i) the officers and employees of such party and (ii) the books of account and records of such party, but, in each case, only to the extent relating to the assets, Liabilities or operation of the Facility prior to the Closing, and the other party and its Representatives shall have the right to make copies of such books and records at their sole cost; provided, however, that the foregoing right of access shall not be exercisable in such a manner as to interfere unreasonably with the normal operations and business of such party or to permit Buyer access to any books and records relating to Taxes of Seller. Such records may nevertheless be destroyed by a party if such party sends to the other party written notice of its intent to destroy records, specifying with particularity the contents of the records to be destroyed. Such records may then be destroyed after the 30th day after such notice is given unless the other party objects to the destruction in which case the party seeking to destroy the records shall deliver such records to the objecting party at the objecting party’s cost.
7.8    Further Assurances. Buyer and Seller shall execute such documents and other instruments and take such further actions as may be reasonably required or desirable to carry out the provisions of this Asset Purchase Agreement and the Ancillary Agreements and to consummate the transactions contemplated hereby and thereby. Upon the terms and subject to the conditions hereof, Buyer and Seller shall each use its respective reasonable best efforts to (a) take or cause to be taken all actions and to do or cause to be done all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Asset Purchase Agreement and the Ancillary Agreements and (b) obtain in a timely manner all Consents and Authorizations and effect all necessary registrations and filings. From time to time after the Closing, at Buyer’s request, Seller shall execute, acknowledge and deliver to Buyer such other instruments of conveyance and transfer and will take such other actions and execute and deliver such other documents, certifications and further assurances as Buyer may reasonably require in order to vest more effectively in Buyer, or to put Buyer more fully in possession of, any of the Purchased Assets. Seller and Buyer shall use commercially reasonable efforts to consummate the Closing by January 31, 2012.
ARTICLE VIII

CONDITIONS TO CLOSING
8.1    Conditions to Obligations of Buyer and Seller. The obligations of Buyer and

Seller to consummate the transactions contemplated by this Asset Purchase Agreement are subject to the satisfaction on or prior to the Closing Date of the following conditions:
(a)    All Authorizations and Orders of, declarations and filings with, and notices to any Governmental Entity, required to permit the consummation of the transactions contemplated by this Asset Purchase Agreement and set forth on Schedule 8.1(a) shall have been obtained or made and shall be in full force and effect.
(b)    No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the transactions contemplated by this Asset Purchase Agreement shall be in effect. No Law shall have been enacted or shall be deemed applicable to the transactions contemplated by this Asset Purchase Agreement which makes the consummation of such transactions illegal.
8.2    Conditions to Obligation of Buyer. The obligation of Buyer to consummate the transactions contemplated by this Asset Purchase Agreement is subject to the satisfaction (or waiver by Buyer in its sole discretion) of the following further conditions:
(a)    The representations and warranties of Seller set forth in Article IV (i) that are not qualified by “material adverse effect” or other materiality qualifications shall have been true and correct in all material respects at and as of the date hereof and shall be true and correct in all material respects at and as of the Closing Date as if made at and as of the Closing Date, except to the extent that such representations and warranties refer specifically to an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date, and (ii) that are qualified by “material adverse effect” or other materiality qualifications shall have been true and correct in all respects at and as of the date hereof and shall be true and correct in all respects at and as of the Closing Date as if made at and as of the Closing Date, except to the extent that such representations and warranties refer specifically to an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date.
(b)    Seller shall have performed or complied in all material respects with all obligations and covenants required by this Asset Purchase Agreement to be performed or complied with by Seller at or prior to the Closing.
(c)    Buyer shall have received a certificate dated the Closing Date signed on behalf of Seller by the President of Seller to the effect that the conditions set forth in Sections 8.2(a) and 8.2(b) have been satisfied (the “Seller Closing Certificate”).
(d)    There shall have been no material adverse change in the condition of the Purchased Assets taken as a whole; provided however, that none of the following (individually or in combination) shall be deemed to constitute, or shall be taken into account in determining whether there has been, a material adverse change: (a) any adverse change resulting from any action taken by Buyer; (b) any action taken or any action not taken by Seller in compliance with its covenants and obligations contained in this Asset Purchase Agreement; or (c) any action taken or any action not taken by Seller at the written request or with the written consent of Buyer.

(e)    No Action shall be pending or threatened before any court or other Governmental Entity or before any other Person wherein an unfavorable Order would (i) prevent consummation of any of the transactions contemplated by this Asset Purchase Agreement or the Ancillary Agreements, (ii) affect adversely the right of Buyer to own the Purchased Assets or (iii) restrain or prohibit Buyer’s ownership or operation (or that of its Subsidiaries or Affiliates) of all or any material portion of the Facility or Purchased Assets, or compel Buyer or any of its Subsidiaries or Affiliates to dispose of or hold separate all or any material portion of the Facility or Purchased Assets or all or any material portion of the business and assets of Buyer and its Subsidiaries. No such Order shall be in effect.
(f)    No Law shall have been enacted or shall be deemed applicable to the transactions contemplated by this Asset Purchase Agreement or the Ancillary Agreements which has any of the effects set forth in clauses (i) through (iii) in Section 8.2(e).
(g)    Buyer shall have received (i) an owner’s title insurance policy issued by a nationally recognized insurance company with respect to each parcel of Real Property listed on Schedule 8.2(g) (the “Insured Real Properties”), issued as of the Closing Date in an amount based on the amount of the Purchase Price to be allocated to the Real Property to be mutually and reasonably agreed upon by Seller and Buyer for the purposes of this Section 8.2(g), insuring Buyer’s fee simple title to each Insured Real Property free of all Liens except Permitted Liens and standard title policy exceptions, and (ii) a certified ALTA/ACSM Land Title Survey for each of the Insured Real Properties, in form and substance satisfactory to Buyer that shall not reveal any condition not permitted by Section 4.10(b)(i). Seller shall be responsible for the costs related to the owner’s title insurance policy referenced in the forgoing clause (i) and Buyer and Seller shall each be responsible for fifty percent (50%) of the costs related to the ALTA/ACSM Land Title Survey referenced in the forgoing clause (ii). Buyer shall be responsible for the cost of extended coverage and any endorsements to the title policy.
(h)    Seller shall have obtained the Consent of each Person whose Consent is required under the Contracts set forth in Schedule 8.2(h) and shall have provided evidence of each such Consent in form and substance satisfactory to Buyer.
(i)    Buyer shall have received (i) all material Authorizations (including any Environmental Permits) that are necessary for it to operate the Purchased Assets to manufacture its own products, or (ii) reasonable assurances from relevant Governmental Entities that Buyer may operate under Seller’s Authorizations until such time that Buyer receives its own Authorizations and Seller provides consent to such use.
(j)    Seller shall have delivered to Buyer all agreements and other documents required to be delivered by Seller to Buyer pursuant to Section 3.2 of this Asset Purchase Agreement.
(k)    Buyer shall have received a certificate of the Secretary of Seller dated the Closing Date and certifying: (A) that attached thereto are true and complete copies of all resolutions adopted by the Board of Directors in connection with the transactions contemplated by this Asset Purchase Agreement and the Ancillary Agreements, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated by this Asset Purchase Agreement and the Ancillary Agreements; and (B) to the incumbency and specimen signature of each officer of Seller executing this Asset Purchase Agreement and/or the Ancillary Agreements, and a certification by another officer of Seller as to the incumbency and signature of the Secretary of Seller.
(l)    Buyer shall have received evidence in form and substance satisfactory to Buyer that all Liens other than Permitted Liens with respect to the Purchased Assets have been released.
(m)    Seller shall have obtained the Vanderzanden Farms Termination.
8.3    Conditions to Obligation of Seller. The obligation of Seller to consummate the transactions contemplated by this Asset Purchase Agreement is subject to the satisfaction (or waiver by Seller in its sole discretion) of the following further conditions:
(a)    The representations and warranties of Buyer set forth in Article V (i) that are not qualified by “material adverse effect” or other materiality qualifications shall have been true and correct in all material respects at and as of the date hereof and shall be true and correct in all material respects at and as of the Closing Date as if made at and as of the Closing Date, except to the extent that such representations and warranties refer specifically to an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date, and (ii) that are qualified by “material adverse effect” or other materiality qualifications shall have been true and correct in all respects at and as of the date hereof and shall be true and correct in all respects at and as of the Closing Date as if made at and as of the Closing Date, except to the extent that such representations and warranties refer specifically to an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date.
(b)    Buyer shall have performed or complied in all material respects with all obligations and covenants required by this Asset Purchase Agreement to be performed or complied with by Buyer at or prior to the Closing.
(c)    Seller shall have received a certificate dated the Closing Date signed on behalf of Buyer by the President of Buyer to the effect that the conditions set forth in Section 8.3(a) and 8.3(b) have been satisfied (the “Buyer Closing Certificate”).
(d)    No Action shall be pending or threatened before any court or other Governmental Entity or other Person wherein an unfavorable Order would (i) prevent consummation of any of the transactions contemplated by this Asset Purchase Agreement and the Ancillary Agreements or (ii) cause any of the transactions contemplated by this Asset Purchase Agreement and the Ancillary Agreements to be rescinded following consummation. No such Order shall be in effect.
(e)    Buyer shall have delivered to Seller all agreements and other documents required to be delivered by Buyer to Seller pursuant to Section 3.3 of this Asset Purchase

Agreement.
(f)    Seller shall have received a certificate of the Secretary of Buyer dated the Closing Date and certifying: (A) that attached thereto are true and complete copies of all resolutions adopted by the Board of Directors of Buyer in connection with the transactions contemplated by this Asset Purchase Agreement and the Ancillary Agreements, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated by this Asset Purchase Agreement and the Ancillary Agreements; and (B) to the incumbency and specimen signature of each officer of Buyer executing this Asset Purchase Agreement and the Ancillary Agreements to which it is a party, and a certification by another officer of Buyer as to the incumbency and signature of the Secretary of Buyer.
ARTICLE IX

TERMINATION
9.1    Termination.
(a)    This Asset Purchase Agreement may be terminated at any time prior to the Closing:
(i)    by mutual written consent of Buyer and Seller;
(ii)    by Buyer or Seller if:
(A)    the Closing does not occur on or before January 31, 2012; provided that the right to terminate this Asset Purchase Agreement under this clause (ii)(A) shall not be available to any party whose breach of a representation, warranty, covenant or agreement under this Asset Purchase Agreement has been the cause of or resulted in the failure of the Closing to occur on or before such date; or
(B)    a Governmental Entity shall have issued an Order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Asset Purchase Agreement, which Order or other action is final and non-appealable;
(iii)    by Buyer if:
(A)    any condition to the obligations of Buyer hereunder becomes incapable of fulfillment other than as a result of a breach by Buyer of any covenant or agreement contained in this Asset Purchase Agreement, and such condition is not waived by Buyer; or
(B)    there has been a material breach by Seller of any representation, warranty, covenant or agreement contained in this Asset Purchase Agreement, and such breach shall not have been cured within ten (10) Business Days after receipt by Seller of written notice of such breach; or

(iv)    by Seller if:
(A)    any condition to the obligations of Seller hereunder becomes incapable of fulfillment other than as a result of a breach by Seller of any covenant or agreement contained in this Asset Purchase Agreement, and such condition is not waived by Seller; or
(B)    there has been a material breach by Buyer of any representation, warranty, covenant or agreement contained in this Asset Purchase Agreement, and such breach shall not have been cured within ten (10) Business Days after receipt by Buyer of written notice of such breach.
(b)    The party desiring to terminate this Asset Purchase Agreement pursuant to clause (ii), (iii) or (iv) shall give written notice of such termination to the other party hereto.
9.2    Effect of Termination. In the event of termination of this Asset Purchase Agreement as provided in Section 9.1, this Asset Purchase Agreement shall immediately become null and void and there shall be no Liability or obligation on the part of Seller or Buyer or their respective officers, directors, stockholders or Affiliates, except as set forth in Section 9.3; provided, however, the provisions of Section 6.4 (Confidentiality), Section 7.2 (Public Announcements) and Section 9.3 (Remedies) and Article X of this Asset Purchase Agreement shall remain in full force and effect and survive any termination of this Asset Purchase Agreement.
9.3    Remedies. Any party terminating this Asset Purchase Agreement pursuant to Section 9.1 shall have the right to recover damages sustained by such party as a result of any breach by the other party of any representation, warranty, covenant or agreement contained in this Asset Purchase Agreement or fraud or willful misrepresentation; provided, however, that the party seeking relief is not in breach of any representation, warranty, covenant or agreement contained in this Asset Purchase Agreement under circumstances which would have permitted the other party to terminate the Agreement under Section 9.1.
ARTICLE X

INDEMNIFICATION
10.1    Survival.
(a)    Except as set forth in Section 10.1(b), all representations and warranties contained in this Asset Purchase Agreement, the Ancillary Agreements, any Schedule, certificate or other document delivered pursuant to this Asset Purchase Agreement or the Ancillary Agreements, shall survive the Closing for a period of one (1) year.
(b)    The representations and warranties of Seller contained in Sections 4.1 (Organization and Good Standing), 4.2 (Authority and Enforceability), 4.14 (Sufficiency of Purchased Assets) and 4.21 (Brokers or Finders), and the representations and warranties of Buyer contained in Sections 5.1 (Organization and Good Standing), 5.2 (Authority and Enforceability)

and 5.6 (Brokers or Finders) shall survive the Closing until sixty (60) days after the expiration of the applicable statute of limitations (after giving effect to any waivers and extensions thereof). The representations and warranties of Seller contained in Section 4.18 (Environmental) shall survive the Closing for five (5) years.
(c)    The covenants and agreements which by their terms do not contemplate performance after the Closing shall survive the Closing for a period of one (1) year. The covenants and agreements which by their terms contemplate performance after the Closing Date shall survive until the expiration of the applicable statute of limitations, unless otherwise expressly provided for by their terms.
(d)    The period for which a representation or warranty, covenant or agreement survives the Closing is referred to herein as the “Applicable Survival Period.” Any claim for indemnification under Section 10.2(a)(i) and (ii) or 10.3(a)(i) and (ii) must be asserted by written notice within the Applicable Survival Period and in the event a notice of claim for indemnification under Section 10.2 or 10.3 is given within the Applicable Survival Period, the representation or warranty, covenant or agreement that is the subject of such indemnification claim (whether or not formal legal action shall have been commenced based upon such claim) shall survive with respect to such claim until such claim is finally resolved. The Indemnitor shall indemnify the Indemnitee for all Losses (subject to the limitations set forth herein, if applicable) that the Indemnitee may incur in respect of such claim, regardless of when incurred.
10.2    Indemnification by Seller.
(a)    Seller shall indemnify and defend Buyer and its Affiliates and their respective stockholders, members, managers, officers, directors, employees, agents, successors and assigns (the “Buyer Indemnitees”) against, and shall hold them harmless from, any and all losses, damages, claims (including third party claims), charges, interest, penalties, Taxes, costs and expenses (including legal, consultant, accounting and other professional fees, and fees and costs incurred in enforcing rights under this Section 10.2, but excluding any special, indirect, incidental, consequential, exemplary and punitive damages, and any damages associated with any lost profits or lost opportunities (including loss of future revenue, income or profits, diminution of value or loss of business reputation)) (collectively, “Losses”) resulting from or incurred by any Buyer Indemnitee as a proximate cause of:
(i)    the failure of any representation and warranty made by Seller contained in Article IV of this Asset Purchase Agreement and the Seller Closing Certificate to be furnished to Buyer in connection with the transactions contemplated by this Asset Purchase Agreement to be true and correct in all respects as of the date of this Asset Purchase Agreement and as of the Closing Date as though such representation and warranty were made as of the Closing Date (except in the case of representations and warranties which by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date);
(ii)    any breach of any covenant or agreement of Seller contained in this Asset Purchase Agreement;

(iii)    any Excluded Liability;
(i)    any fees, expenses or other payments incurred or owed by Seller to any agent, broker, investment banker or other firm or person retained or employed by it in connection with the transactions contemplated by this Asset Purchase Agreement and the Ancillary Agreements; and
(iv)    violation of fraudulent transfer Laws or the failure to comply with any bulk sales Laws or similar Laws by Seller in connection with the transactions contemplated by this Asset Purchase Agreement.
Notwithstanding anything herein to the contrary, in determining the amount of any Losses with respect to a breach of a representation or warranty by Seller for purposes of Section 10.2(a)(i), such representations and warranties shall be read without regard to any materiality qualifier, including any reference to material adverse effect (except where any such provision requires disclosure of lists of items of a material nature or above a specified threshold), contained therein.
(b)    Seller shall not be liable for any Loss or Losses pursuant to Section 10.2(a)(i) (“Buyer Warranty Losses”) (i) unless and until the aggregate amount of all Buyer Warranty Losses incurred by the Buyer Indemnitees exceeds two hundred fifty thousand Dollars ($250,000), in which event Seller shall be liable for all Buyer Warranty Losses from the first dollar.
(c)    The maximum aggregate liability of Seller under Section 10.2(a)(i) and Section 10.2(a)(ii) shall not exceed the Cap Amount; provided however the Cap Amount shall not apply to, or otherwise reduce or limit a Buyer’s recovery for, any Losses resulting from or in connection with indemnification claims made pursuant to Section 10.2(a)(ii) for breaches of Seller’s obligations set forth in Sections 6.2(d), 6.2(e), 6.2(i), 6.8(a) and 6.9(a) (the “Seller Fundamental Covenants”). The maximum aggregate liability of Seller with respect to Losses resulting from or in connection with indemnification claims made pursuant to Section 10.2(a)(i) and Section 10.2(a)(ii), as limited by the foregoing sentence, and Section 10.2(a)(ii) in respect of the Seller Fundamental Covenants shall not exceed the Purchase Price. Notwithstanding anything to the contrary elsewhere in this Asset Purchase Agreement, nothing contained in Sections 10.2(b) and 10.2(c) shall be deemed to limit or restrict in any manner any rights or remedies which Buyer has, or might have, at Law, in equity or otherwise, based on fraud or a willful misrepresentation hereunder.
10.3    Indemnification by Buyer.
(a)    Buyer shall indemnify and defend Seller and its Affiliates and their respective stockholders, members, managers, officers, directors, employees, agents, successors and assigns (the “Seller Indemnitees”) against, and shall hold them harmless from, any and all Losses resulting from, arising out of, or incurred by any Seller Indemnitee in connection with, or otherwise with respect to:
(i)    the failure of any representation and warranty or other statement by

Buyer contained in Article V of this Asset Purchase Agreement and the Buyer Closing Certificate to be furnished to Seller in connection with the transactions contemplated by this Asset Purchase Agreement to be true and correct in all respects as of the date of this Asset Purchase Agreement and as of the Closing Date as though such representation or warranty were made as of the Closing Date (except in the case of representations and warranties which by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date),
(ii)    any breach of any covenant or agreement of Buyer contained in this Asset Purchase Agreement; and
(iii)    any failure to perform when due the Assumed Liabilities.
(b)    Buyer shall not be liable for any Loss or Losses pursuant to Section 10.3(a)(i) (“Seller Warranty Losses”) unless and until the aggregate amount of all Seller Warranty Losses incurred by the Seller Indemnitees exceeds two hundred fifty thousand Dollars ($250,000), in which event Buyer shall be liable for all Seller Warranty Losses from the first dollar.
(c)    The maximum aggregate liability of Buyer under Section 10.3(a)(i) shall not exceed the Cap Amount. Notwithstanding anything to the contrary elsewhere in this Asset Purchase Agreement, nothing contained in Sections 10.3(b) and 10.3(c) shall be deemed to limit or restrict in any manner any rights or remedies which Seller has, or might have, at Law, in equity or otherwise, based on fraud or a willful misrepresentation hereunder.
10.4    Deduction of IDT Insurance Proceeds Received By AOS. Without limiting the effect of any other limitation contained in this Article X, for purposes of computing the amount of any Losses incurred by Buyer under this Article X, there shall be deducted an amount equal to the amount of any insurance proceeds actually received by Buyer or any of its Affiliates under any IDT policy to which Buyer is entitled under Section 2.1(i) in connection with such Losses or any of the circumstances giving rise thereto. For the avoidance of doubt, there shall be no amount deducted for any self-insurance or for proceeds or recovery under any insurance obtained by Buyer at its own expense.
10.5    Indemnification Procedures for Third Party Claims.
(a)    In the event that an Indemnitee receives notice of the assertion of any claim or the commencement of any Action by a third party in respect of which indemnity may be sought under the provisions of this Article X (“Third Party Claim”), the Indemnitee shall promptly notify the Indemnitor in writing of such Third Party Claim (“Notice of Claim”). Failure or delay in notifying the Indemnitor will not relieve the Indemnitor of any Liability it may have to the Indemnitee, except and only to the extent that such failure or delay causes actual harm to the Indemnitor with respect to such Third Party Claim. The Notice of Claim shall set forth the amount, if known, or, if not known, an estimate of the foreseeable maximum amount of claimed Losses (which estimate shall not be conclusive of the final amount of such Losses) and a description of the basis for such Third Party Claim.

(b)    Subject to the further provisions of this Section 10.5, the Indemnitor will have twenty (20) days (or less if the nature of the Third Party Claim requires) from the date on which the Indemnitor received the Notice of Claim to notify the Indemnitee that the Indemnitor will assume the defense or prosecution of such Third Party Claim and any litigation resulting therefrom with counsel of its choice and at its sole cost and expense (a “Third Party Defense”). If the Indemnitor assumes the Third Party Defense in accordance with this Section 10.5(b), (i) the Indemnitor shall be conclusively deemed to have acknowledged that the Third Party Claim is within the scope of its indemnity obligation hereunder and shall hold the Indemnitee harmless from and against the full amount of any Losses resulting therefrom (subject to the terms and conditions of this Asset Purchase Agreement); (ii) the attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs incurred by the Indemnitor in connection with defending such Third Party Claim shall be payable by such Indemnitor; (iii) the Indemnitor shall diligently defend such Third Party Claim; (iv) the Indemnitee shall not be entitled to be indemnified for any costs or expenses incurred by the Indemnitee in connection with the defense of such Third Party Claim; (v) the Indemnitee shall be entitled to monitor and participate in such defense at its sole expense; (vi) the Indemnitee shall make available to the Indemnitor all books, records and other documents and materials that are under the direct or indirect control of the Indemnitee or any of its Subsidiaries or other Affiliates and that the Indemnitor considers necessary or desirable for the defense of such Third Party Claim; (vii) the Indemnitee shall execute such documents and take such other actions as the Indemnitor may reasonably request for the purpose of facilitating the defense of, or any settlement, compromise or adjustment relating to, such Third Party Claim; (viii) the Indemnitee shall otherwise fully cooperate as reasonably requested by the Indemnitor in the defense of such Third Party Claim; and (ix) the Indemnitee shall not admit any liability with respect to such Third Party Claim.
(c)    The Indemnitor will not be entitled to assume (or in the case of Section 10.5(c)(iv), to continue to be entitled to assume) the Third Party Defense if:
(i)    the Third Party Claim seeks, in addition to or in lieu of monetary damages, any injunctive or other equitable relief (except where non-monetary relief is merely incidental to a primary claim or claims for monetary damages);
(ii)    the Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation;
(iii)    the Third Party Claim would reasonably be expected to give rise to Losses which are more than the amount indemnifiable by the Indemnitor pursuant to this Article X; or
(iv)    upon petition by the Indemnitee, the appropriate court rules that the Indemnitor failed or is failing to vigorously prosecute or defend such Third Party Claim.
(d)    The Indemnitor will not consent to the entry of any judgment or enter into any settlement except with the written consent of the Indemnitee (which consent shall not be unreasonably withheld, conditioned or delayed) to which the Indemnitor is obligated to furnish indemnification pursuant to this Asset Purchase Agreement; provided that the consent of the

Indemnitee shall not be required if all of the following conditions are met: (i) the terms of the judgment or proposed settlement include as an unconditional term thereof the giving to the Indemnitees by the third party of a release of the Indemnitees from all Liability in respect of such Third Party Claim, (ii) there is no finding or admission of (A) any violation of Law by the Indemnitees (or any Affiliate thereof), (B) any violation of the rights of any Person and (C) no effect on any other Action or claims of a similar nature that may be made against the Indemnitees (or any Affiliate thereof), and (iii) the sole form of relief is monetary damages which are paid in full by the Indemnitor. Notwithstanding the foregoing, the Indemnitee shall have the right to pay or settle any such Third Party Claim; provided that, in such event, subject to the following sentence, it shall waive any right to indemnity therefor by the Indemnitor for such claim unless the Indemnitor shall have consented to such payment or settlement (such consent not to be unreasonably withheld or delayed).
(e)    In the event that (i) an Indemnitee gives Notice of Claim to the Indemnitor and the Indemnitor fails or elects not to assume a Third Party Defense which the Indemnitor had the right to assume under this Section 10.5, (ii) the Indemnitor is not entitled to assume the Third Party Defense pursuant to this Section 10.5 or (iii) the Indemnitee and the Indemnitor are both named parties to the Proceedings and the Indemnitee reasonably concludes that the representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between the Indemnitor and the Indemnitee, the Indemnitee shall have the right, with counsel of its choice, to defend, conduct and control the Third Party Defense. In each case, the Indemnitee shall conduct the Third Party Defense actively and diligently, and the Indemnitor will provide reasonable cooperation in the Third Party Defense. The Indemnitee shall have the right to consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim on such terms as it may deem appropriate; provided, however, that the amount of any settlement made or entry of any judgment consented to by the Indemnitee without the consent of the Indemnitor shall not be determinative of the validity of the claim, except with the consent of the Indemnitor (not to be unreasonably withheld or delayed). If the Indemnitor does not elect to assume a Third Party Defense which it has the right to assume hereunder, the Indemnitee shall have no obligation to do so.
(f)    Each party to this Asset Purchase Agreement shall use commercially reasonable efforts to cooperate and to cause its employees to cooperate with and assist the Indemnitee or the Indemnitor, as the case may be, in connection with any Third Party Defense, including attending conferences, discovery proceedings, hearings, trials and appeals and furnishing records, information and testimony, as may reasonably be requested; provided that each party shall use its best efforts, in respect of any Third Party Claim of which it has assumed the defense, to preserve the confidentiality of all confidential information and the attorney-client and work-product privileges.
10.6    Indemnification Procedures for Non-Third Party Claims. In the event of a claim that does not involve a Third Party Claim being asserted against it, the Indemnitee shall send a Notice of Claim to the Indemnitor. The Notice of Claim shall set forth the amount, if known, or, if not known, an estimate of the foreseeable maximum amount of claimed Losses (which estimate shall not be conclusive of the final amount of such Losses) and a description of the basis for such claim. The Indemnitor will have 30 days from receipt of such Notice of Claim to dispute the claim and the Indemnitor and the Indemnitee will reasonably cooperate and assist each other in determining the validity of the claim for indemnity. If the Indemnitor does not give notice to the Indemnitee that it disputes such claim within 30 days after its receipt of the Notice of Claim, the claim specified in such Notice of Claim will be conclusively deemed a Loss subject to indemnification hereunder.
10.7    Escrow Fund. At the Closing, the Escrow Fund shall be delivered to the Escrow Agent to be held and administered by the Escrow Agent in accordance with the terms of the Escrow Agreement. In addition to any other remedies Buyer may have for Losses described in Section 10.2 hereof, Buyer may make a claim against the Escrow Fund for the amount of such Losses by sending a Notice of Claim described in Section 10.5 or 10.6 to the Escrow Agent. Buyer’s recourse to the Escrow Fund shall be without prejudice to any and all other remedies Buyer may have pursuant to this Article X or otherwise. Buyer’s remedies for Losses shall not be limited to the assets comprising the Indemnity Escrow Fund. Following the date that is one (1) year following the Closing Date, Seller shall be entitled to receive the remaining portion of the Escrow Fund, if any, as determined in accordance with the Escrow Agreement.
10.8    Contingent Claims. Nothing herein shall be deemed to prevent an Indemnitee from making a claim hereunder for potential or contingent claims or demands; provided that the Notice of Claim sets forth the specific basis for any such contingent claim to the extent then feasible and the Indemnified Party has reasonable grounds to believe that such a claim may be made.
10.9    Effect of Investigation; Waiver. An Indemnitee’s right to indemnification or other remedies based upon the representations and warranties and covenants and agreements of the Indemnitor will not be affected by any investigation or knowledge of the Indemnitee or any waiver by the Indemnitee of any condition based on the accuracy of any representation or warranty, or compliance with any covenant or agreement. Such representations and warranties and covenants and agreements shall not be affected or deemed waived by reason of the fact that the Indemnitee knew or should have known that any representation or warranty might be inaccurate or that the Indemnitor failed to comply with any agreement or covenant. Any investigation by such party shall be for its own protection only and shall not affect or impair any right or remedy hereunder.
10.10    Remedies. Subsequent to the Closing, the remedies in this Article X shall be the sole and exclusive remedies of the parties with respect to any breach of the respective representations, warranties, covenants and agreements pursuant to this Asset Purchase Agreement or otherwise arising out of this Asset Purchase Agreement, regardless of the theory or cause of action pled except for the remedies of specific performance, injunction and other equitable relief. Notwithstanding anything to the contrary elsewhere in this Asset Purchase Agreement, nothing contained in this Section 10.10 shall be deemed to limit or restrict in any manner any rights or remedies which each party has, or might have, at Law, in equity or otherwise, based on fraud or a willful misrepresentation of or by the other party.
10.11    Limitation on Damages. NOTWITHSTANDING ANYTHING TO THE

CONTRARY ELSEWHERE IN THIS ASSET PURCHASE AGREEMENT OR PROVIDED FOR UNDER ANY APPLICABLE LAW, NO PARTY NOR ANY CURRENT OR FORMER STOCKHOLDER, DIRECTOR, OFFICER, EMPLOYEE, AFFILIATE OR ADVISOR OF ANY OF THE FOREGOING, SHALL, IN ANY EVENT, BE LIABLE TO ANY OTHER PERSON, EITHER IN CONTRACT, TORT OR OTHERWISE, FOR ANY SPECIAL, INDIRECT, CONSEQUENTIAL, EXEMPLARY OR PUNITIVE DAMAGES OR ANY DAMAGES ASSOCIATED WITH ANY LOST PROFITS OR LOST OPPORTUNITIES OF SUCH OTHER PERSON (INCLUDING LOSS OF FUTURE REVENUE, INCOME OR PROFITS, DIMINUTION OF VALUE OR LOSS OF BUSINESS REPUTATION) RELATING TO THE BREACH OR ALLEGED BREACH HEREOF, WHETHER OR NOT THE POSSIBILITY OF SUCH DAMAGES HAS BEEN DISCLOSED TO THE OTHER PARTY IN ADVANCE OR COULD HAVE BEEN REASONABLY FORESEEN BY SUCH OTHER PARTY.
ARTICLE XI

MISCELLANEOUS
11.1    Notices. Any notice, request, demand, waiver, consent, approval or other communication which is required or permitted hereunder shall be in writing and shall be deemed given (a) on the date established by the sender as having been delivered personally, (b) on the date delivered by a private courier as established by the sender by evidence obtained from the courier, (c) on the date sent by facsimile, with confirmation of transmission, if sent during normal business hours of the recipient, if not, then on the next Business Day, or (d) on the fifth day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:
If to Buyer, to:
Jireh Semiconductor Incorporated
475 Oakmead Parkway
Sunnyvale, CA 94085
Attn: General Counsel
Facsimile: (408) 789-0007

With a required copy to:

Morgan, Lewis & Bockius LLP
2 Palo Alto Square
    3000 El Camino Real, Suite 700
Palo Alto, CA 94306-2121
Attn: Lucas S. Chang, Esq.
Facsimile: 650-843-4001

If to Seller, to:

Integrated Device Technology, Inc.

6024 Silver Creek Valley Road
San Jose, CA 95138
Attn: General Counsel
Facsimile: (408) 284-8454

With a required copy to:

Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025
Attn: Mark V. Roeder, Esq.
Facsimile: 650-463-2600

or to such other address or to the attention of such Person or Persons as the recipient party has specified by prior written notice to the sending party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.
11.2    Amendments and Waivers.
(a)    Any provision of this Asset Purchase Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Asset Purchase Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.
(b)    No failure or delay by any party in exercising any right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
(c)    To the maximum extent permitted by Law, (i) no waiver that may be given by a party shall be applicable except in the specific instance for which it was given and (ii) no notice to or demand on one party shall be deemed to be a waiver of any obligation of such party or the right of the party giving such notice or demand to take further action without notice or demand.
11.3    Expenses. Each party shall bear its own costs and expenses in connection with this Asset Purchase Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby, including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties, whether or not the transactions contemplated by this Asset Purchase Agreement are consummated.
11.4    Successors and Assigns. This Asset Purchase Agreement may not be assigned by either party hereto without the prior written consent of the other party; provided that, without such consent, Buyer may transfer or assign this Asset Purchase Agreement, in whole or in part or from time to time, to one or more of its Affiliates, but no such transfer or assignment will relieve Buyer of its obligations hereunder. Subject to the foregoing, all of the terms and provisions of this Asset Purchase Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective executors, heirs, personal representatives, successors and assigns.
11.5    Governing Law. This Asset Purchase Agreement and Schedules hereto shall be governed by and interpreted and enforced in accordance with the Laws of the State of California, without giving effect to any choice of Law or conflict of Laws rules or provisions (whether of the State of California or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of California.
11.6    Consent to Jurisdiction. Each party irrevocably submits to the exclusive jurisdiction of (a) the United States District Court for Northern District of California and (b) the State of California, County of Santa Clara, for the purposes of any Action arising out of this Asset Purchase Agreement or any transaction contemplated hereby. Each party agrees to commence any such Action either in the courts of the United States District Court for Northern District of California or if such Action may not be brought in such court for jurisdictional reasons, in the courts of the State of California, County of Santa Clara. Each party further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth above shall be effective service of process for any Action in any such court with respect to any matters to which it has submitted to jurisdiction in this Section 11.6. Each party irrevocably and unconditionally waives any objection to the laying of venue of any Action arising out of this Asset Purchase Agreement or the transactions contemplated hereby in (i) the United States District Court for Northern District of California, or (ii) the State of California, County of Santa Clara, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action brought in any such court has been brought in an inconvenient forum. EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS ASSET PURCHASE AGREEMENT AND THE ANCILLARY AGREEMENTS OR THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF AND THEREOF.
11.7    Counterparts. This Asset Purchase Agreement may be executed in any number of counterparts, and any party hereto may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument. This Asset Purchase Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto. The parties agree that the delivery of this Asset Purchase Agreement, and the delivery of the Ancillary Agreements and any other agreements and documents at the Closing, may be effected by means of an exchange of facsimile signatures with original copies to follow by mail or courier service.
11.8    Third Party Beneficiaries. No provision of this Asset Purchase Agreement is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder; except that in the case of Article X hereof, the other Indemnitees and their respective heirs, executors, administrators, legal representatives, successors and assigns, are intended third party beneficiaries of such sections and shall have the right to enforce such sections in their own names.
11.9    Entire Agreement. This Asset Purchase Agreement, the Ancillary Agreements, the Schedules and the other documents, instruments and agreements specifically referred to herein or therein or delivered pursuant hereto or thereto set forth the entire understanding of the parties hereto with respect to the transactions contemplated by this Asset Purchase Agreement. All Schedules referred to herein are intended to be and hereby are specifically made a part of this Asset Purchase Agreement. Any and all previous agreements and understandings between or among the parties regarding the subject matter hereof, whether written or oral, are superseded by this Asset Purchase Agreement, except for the Confidentiality Agreement which shall continue in full force and effect in accordance with its terms.
11.10    Captions. All captions contained in this Asset Purchase Agreement are for convenience of reference only, do not form a part of this Asset Purchase Agreement and shall not affect in any way the meaning or interpretation of this Asset Purchase Agreement.
11.11    Severability. Any provision of this Asset Purchase Agreement which is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.
11.12    Specific Performance. Buyer and Seller agree that (i) money damages would not adequately compensate a party for any failure to perform any obligations set forth in this Asset Purchase Agreement, (ii) the terms of this Asset Purchase Agreement shall be specifically enforceable and (iii) in any action to specifically enforce the terms hereof, any Person against whom such action or proceeding is brought hereby waives the claim or defense that such party has an adequate remedy at law and shall not offer in any such action or proceeding the claim or defense that such remedy at law exists.
11.13    Interpretation.
(a)    The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting either gender shall include both genders as the context requires. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.
(b)    The terms “hereof”, “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Asset Purchase Agreement as a whole and not to any particular provision of this Asset Purchase Agreement.
(c)    When a reference is made in this Asset Purchase Agreement to an Article,

Section, paragraph, Exhibit or Schedule, such reference is to an Article, Section, paragraph, Exhibit or Schedule to this Asset Purchase Agreement unless otherwise specified.
(d)    The word “include”, “includes”, and “including” when used in this Asset Purchase Agreement shall be deemed to be followed by the words “without limitation”, unless otherwise specified.
(e)    A reference to any party to this Asset Purchase Agreement or any other agreement or document shall include such party’s predecessors, successors and permitted assigns.
(f)    Reference to any Law means such Law as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder.
(g)    The parties have participated jointly in the negotiation and drafting of this Asset Purchase Agreement and the Ancillary Agreements. Any rule of construction or interpretation otherwise requiring this Asset Purchase Agreement or the Ancillary Agreements to be construed or interpreted against any party by virtue of the authorship of this Asset Purchase Agreement or the Ancillary Agreements shall not apply to the construction and interpretation hereof and thereof.
(h)    All accounting terms used and not defined herein shall have the respective meanings given to them under GAAP.

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IN WITNESS WHEREOF, the parties hereto have caused this Asset Purchase Agreement to be duly executed by their respective authorized officers as of the date first above written.

Jireh Semiconductor Incorporated

By: /s/    Mike F. Chang
Name: Mike F. Chang
Title: CEO

Integrated Device Technology, Inc.

By: /s/ Ted Tewksbury
Name: Ted Tewksbury
Title: President and CEO

Alpha and Omega Semiconductor Limited

By: /s/ Mike F. Chang
Name: Mike F. Chang
Title: CEO